
as one.

Susquehanna Bancshares, Inc. Annual Report 2001

We are 2,242 people, 9 banks, 2 leasing companies, 1 trust company, and 1 asset management company, each individually unique and independently responsible, yet all working together . . . as one. We believe that people are our most valuable asset, customers are our highest priority, information is our competitive edge, and performance is our key to winning. We succeed by joining together.

We are Susquehanna Bancshares, Inc.

People are our most valuable asset. When you get right down to it, Susquehanna Bancshares, Inc. is a "people business." It's about more than just financial services — it's about relationships. So it's only natural that we view people as our most valuable asset. From our employees to the third-party organizations we work with, to our customers and the communities we serve, to our shareholders and potential investors. All of these people are valuable, and they deserve to be treated with honesty, dignity, integrity, and respect.


F&M BANK

It all starts with our employees. As a financial services holding company, Susquehanna has many competitors in both bank and non-bank venues. We believe our employees and the personality they bring to Susquehanna will set us apart. When our employees feel good about where they work and what they do, they strive to create a pleasurable experience for our customers. When customers have a great experience with us, they tell others. Which brings us more business. Which makes shareholders happy and attracts more investors. So, we're always looking for ways to encourage and reward our employees.

One of the ways we do this is by offering excellent career opportunities with long-term stability and outstanding benefits. Susquehanna offers both a 401k plan and a pension plan — only 25% of U.S. companies do this today. We also give employees the chance to become shareholders through our employee stock purchase plan. In addition, we are committed to employee training and education. During 2001, Susquehanna employees logged over 50,000 hours of training to learn new technologies and systems that help make their jobs easier and faster, so they can better serve their customers. They also learned the skills necessary to successfully implement a customer-focused sales culture.

To support this sales culture, we implemented a Retail Sales and Referral Incentive Program in January 2001. This program was designed to establish standards of performance, provide recognition for superior sales and service, encourage and reward successful referrals and proactive management of our customer relationships, and support relationship building.

[1] (pg. 3) Farmers & Merchants Bank and Trust spearheads the school savings program "Save for America" at 46 schools throughout western Maryland. The Internet-based program, the largest in the United States, is designed to create a new generation of savers.

[2] Susquehanna's affiliates actively participate in community projects. First Susquehanna Bank & Trust's hands-on involvement in Habitat for Humanity is a prime example.

[3] Teamwork and communication position Susquehanna Bank for success. In fact, when the bank decided to roll out a new internal slogan, members from each retail banking department contributed a piece of the puzzle, revealing the customer-focused tagline "Building quality relationships... one customer at a time."

[4] Work and play coexist to create a fun yet productive environment for Susquehanna's Call Center employees. The department, which handles an average of 7,000 customer calls per week, operates under the motto "Choose Your Attitude; Be Present for Others; Make Their Day; Have Fun and Play."

Best of all, these programs are working. Over the last year, our employees — from top management to front-line customer service representatives — have shown new enthusiasm for their work at Susquehanna and a new passion for helping our customers. And this is just the beginning.







Customers are our highest priority. Without customers, Susquehanna wouldn't be in business. That's why we make them our number-one priority. We strive to provide our customers with an extraordinary experience, whether we're serving them face-to-face, on the phone, through the mail, or over the Internet. We go the extra mile.





2

At Susquehanna, we believe our success is directly linked to our relationships with our customers and communities. With a long heritage of community banking, we've always been involved in our communities. Susquehanna is a good corporate citizen; in terms of annual monetary giving, we're typically one of the top-tier donors in the areas we serve. But more than that, we are very giving of our time and resources. Our employees spend thousands of hours participating in community projects, raising money for charities, and sitting on organizational boards.

We do these things not because it's good for business. Rather, we do them because we care about the people we live and work among. And, through our community involvement as well as our employees' genuine interest in our customers' lives, we really get to know the people around us. In fact, a large number of customers come to us on referral of a friend or family member. That says a lot about us and the relationships we've cultivated.



3

With extraordinary customer service as our ultimate goal, in 2001 Susquehanna began a major, company-wide emphasis focused on creating a vibrant sales culture. We're taking a much more customer-focused, consultative sales approach in which we carefully listen to and understand our customers' needs, then recommend additional guidance by bankers and investment advisors with specialized skills.

The shift in our sales culture has given our affiliates a common sales measurement process. We've redefined our employees' performance and behavioral expectations, and provided 145 sales sessions and over 35,000 hours of training — including sales, referral skills, coaching, leadership, customer service, product knowledge and telemarketing — to help them meet those expectations. So, in talking to a first-time customer, we have the opportunity to do more than just open their checking account. We can offer them a mortgage, a home equity or car loan, a debit card, or insurance-related products.

We're monitoring our sales effectiveness and providing the mentoring and coaching necessary for continual improvement. We now have monthly sales meetings at all of our branches and banks, in which we celebrate our successes and share our experiences on what's working and what we need to improve upon. We also have sales managers working at each affiliate to champion the sales effort.

As a result of this energized sales culture, we're seeing substantial increases in our cross-sell ratios, as well as significant increases in the number of products we're selling to first-time customers. Plus, we are better able to identify our customers' needs and offer customized solutions.

[1] (pg. 7) Susquebanc Lease Company teamed with Farmers First Bank to make equipping Weaver Precast's new 15,000 sq. ft. facility a reality. It's just one of many examples of how open communication and trust between our affiliates lead to customer success.

[2] Founders' Bank has the people and personalities to service unique customers like Greg Leavitt, a noted professional artist blacksmith. When Greg and his family were ready to construct a beautiful 5,500 sq. ft. studio, they knew Founders' Bank could ease them through the finance process. "Founders' took care of the details," says Greg, "so I could better spend my time on my work."

[3] Joe and Patti Stover had a dream to buy an existing business and open a local deli. In order to comply with the sales agreement, they faced the challenge of having to close their loan within a few days. As a hometown bank, WNB Bank had the knowledge and personal service to make it happen. "They treated me like a person, not a number," says Joe. "They are a true community bank."

Information is our competitive edge. Susquehanna continually strives to implement new technologies and increase our collective knowledge to gain a competitive advantage over our competition. By arming our employees with the right tools and information, they can do their jobs better, faster, and easier. This helps them serve each other more efficiently and, ultimately, deliver excellent, more economical service to our customers.



Over the last few years, we have added new technologies to automate and centralize many of our processes. We've re-engineered and consolidated our back-office systems to improve efficiency and eliminate redundancy.

We've rolled out a Cash Management module as part of our Internet Banking capabilities. This module offers innovative, user-friendly features that many businesses and non-profits are finding beneficial. It gives customers the ability to view statements and histories and make transactions, all in real time. And, unlike some of our competitors who require software downloads to individual computers, this system is Internet based, providing access to information from any computer within a customer's business.

In August, we installed new software called the Overdraft Protection Feature (OPF) to our operating system. OPF is designed to reduce time and effort spent approving and processing overdrafts, while increasing fee income to all Susquehanna affiliates. This should help us realize our goal of 90% collection rates on overdrafts.



We took precision marketing one step further in 2001 with the installation of Claritas Compass, a state-of-the-art geo-demographic marketing and mapping system designed to enhance customer acquisition, cross-sell, and retention efforts. The system helps us develop and apply in-depth insight about our customers' lifestyles and habits and a genuine understanding of their preferences and needs. The information we are able to generate allows us to more accurately reach target markets with the right offers, creating a greater likelihood of converting prospects to profitable customers.

Inside Susquehanna, employees benefit every day from our corporate intranet. In addition to housing necessary forms and procedures, our intranet provides us with the ability to communicate breaking news, policy directives, and corporate announcements instantaneously.

Besides technology, Susquehanna's vast collective knowledge is another information source that gives us an edge. We have more employees with 15 or more years of banking experience than many of our competitors. They are a tremendous resource, not only for our customers but also for sharing information with and mentoring their co-workers. And, through a variety of frequent meetings of our sales, marketing, and senior management teams at the branch, affiliate, and corporate levels, we're sharing our experiences, celebrating our successes, and pointing out areas where improvement is needed.

(pg. 11) Experience, integrity, and information exchange allow Susquehanna Trust & Investment Company to offer sophisticated wealth management services that are both cost efficient and client focused.

[2] Information on new products, services, and technologies are communicated to Susquehanna's employees through regularly scheduled training sessions. Employees logged over 50,000 training hours in 2001.

[3][4] "I can't imagine doing business without it," says Cory Fasold, controller of Sunbury Motor Company, a First Susquehanna Bank & Trust customer and user of Susquehanna's Cash Management product. This Internet-based tool allows our customers to manage their finances faster and smarter. But it's the people behind the technology that make Cash Management so successful. "It's a solid relationship built on trust and convenience," says Citizens Bank of Southern Pennsylvania customer Dean Martin, president of Sunnyway Foods. "That's what I like most."

[5] Susquehanna uses Claritas Compass, a desktop precision marketing system, to help identify customers and businesses most likely to use our products, through segmentation, demographics, survey research, and modeling.


FARMERS FIRST
BANK





Performance **is our key to winning.** At Susquehanna, we believe solid, long-term performance is essential to our success. If we consistently perform at certain earnings levels, our stock price should outperform our competitors. If our stock value increases, we can afford to make more acquisitions. Meanwhile, our shareholders should benefit from solid returns, and continue investing over the long term. It's a never-ending cycle.


VISA







Historically, Susquehanna has performed well in terms of customer service and the creation of shareholder value. But we always want to do better. And with all the initiatives we've implemented in recent years and through working together as a more unified group, we're already seeing many positive results.

For example, Susquehanna was singled out by Mergent, a former division of Moody's Investor Service, as a Dividend Achiever in its *2001 Handbook*. We were one of only 300 companies out of thousands reviewed which met the criteria for this recognition. Our company has increased its common stock cash dividend to shareholders each year since our formation in 1982.

[1] (pg. 15) Employees from First American Bank of Pennsylvania celebrate their success in the bank's 2001 Visa Check Card promotion. Through creative displays and customer communication, First American converted over 20% of its ATM cards to Visa Check Cards, resulting in greater income potential for the bank.

[2] Equity Bank displays its outstanding commitment to our new sales culture at one of its sales rallies. The bank's champion sales effort last year saw its cross-sell ratio increase by more than 50%, deposit growth by 29%, loan growth by 19%, and total assets by 24%.

[3] Susquehanna acquired Valley Forge Asset Management Corp. in 2000. At the time, the company managed about $800 million in assets. In 2001, Valley Forge's expertise and growth at a reasonable price investment strategy propelled it to over $2.1 billion in assets under management, representing both institutional and high-net worth business.

Our fee income, as a percent of revenue, increased from 31% to 33% in 2001. Loan growth increased by 9%. Deposits grew 7%. Demand deposits grew 15%. And, credit quality continued to improve, ending the year with non-performing assets at historic lows.

Our Cash Management services were key in building core banking relationships in 2001, and many significant milestones were achieved. Cash Management funds grew 30%, to $258 million. Repurchase agreements have been the primary investment tool, growing 19.4% over 2000, to $24 million. Fee income from third-party investments has grown by 84%, producing an additional $110,000 in gross income. In addition, 626 new cash management services or accounts were sold in 2001, producing nearly 200% of our annual fee income projection.

[4] We continue to capitalize on the success of our Government Lending program. In 2002, Susquehanna will begin video-conferencing live, interactive lending seminars directed at accountants and financial managers throughout our service area.

[5] Hann Financial Service Corp., a leading provider of comprehensive consumer automobile financing services, posted 2001 pre-tax earnings of $9.2 million, an increase of 36% over year 2000. The company's solid profitability, despite a challenging auto leasing market, *is due to its employees' specialized* skills and its unique business model.

The Retail Sales and Referral Incentive Program has been very successful, resulting in 60,328 customers or prospects electing to purchase 141,169 products. Total employee payout for the first 12 months of this program was over $340,000. With this program established, we created the Susquehanna Corporate Sales Program, which was introduced in November 2001 to 220 corporate lenders and relationship managers.

In just the first two months of the program, we found that, in many cases, when account officers made contact with a customer to complete a profile, it resulted in immediate opportunities for additional sales of financial products. We're seeing that the combination of mentoring and peer group support is building stronger internal relationships. There also is a greater optimism and enthusiasm that, like the retail program, should yield positive results.

As always, Susquehanna will continue to set new performance objectives. By focusing our teams on specific initiatives like community involvement, customer relationship building, and product technology, Susquehanna stands ready to meet tomorrow's challenges and deliver great performance... as one.


5



To our shareholders, customers and employees:

I hope you enjoy reading this year's annual report. The "as one" theme sends a very clear message that Susquehanna Bancshares, Inc. is committed to a cultural change that will make your company more cohesive and productive. We believe our new Vision focusing on People, Customers, Information and Performance is instrumental in creating company-wide passion for service and performance, and in delivering the long-term results you expect of your company. It is an exciting, optimistic time for Susquehanna, and I am proud to be a part of it.

From a financial standpoint, 2001 had its challenges. The tragic events of September 11, the global war on terrorism, an economy officially pronounced in recession and an unparalleled drop in interest rates converged to produce an environment unlike any we've ever seen. Fortunately, Susquehanna managed and navigated these uncharted times very successfully, and shareholders were rewarded with a much improved stock valuation.

It is my privilege to share with you some of the more significant financial accomplishments Susquehanna achieved in 2001:

- Year-end assets of $5,051,092 represented an increase of 5% from 2001. The company posted exceptionally strong and record earnings of $55,716,000.
- Non-interest income remains strong with a 14% increase in 2001. Fee income now comprises 33% of total revenue. The $10 million increase over December 31, 2000, was attributed equally to both banking activities and non-bank affiliate operations.
- Susquehanna's stock closed up 26% for the year, finishing at $20.85 on December 31, 2001, compared to $16.50 at the end of 2000. For the 19th consecutive year, the company increased its dividend.
- Credit quality, a long-standing strength of Susquehanna, continued to improve, ending 2001 with non-performing assets at historic lows. Non-performing assets totaled $19.3 million, down from $20.6 million the previous year.
- Deposits grew 7% to $3.5 billion and loans originating through bank affiliates achieved a 9% increase year-over-year, rising to $3.3 billion at the end of 2001. These directly resulted from our success in attracting new customer relationships as well as our ability to dramatically increase cross-sell relationships with existing customers.

In 2001, we announced several strategic initiatives designed to further enhance our competitive position in the future, beginning with the election of a new executive management team. In addition to my election as President & Chief Executive Officer in May 2001, Gregory A. Duncan became Executive Vice President and Chief Operating Officer, and Drew K. Hostetter was appointed to Executive Vice President and Chief Financial Officer.

Along with the reorganization of our executive management team, we realigned our operating structure and redefined our strategic priorities. We identified Group Executives, charged with setting the direction for areas of the holding company and for administrative and operational performance of the functions that are managed. At the same time, we built a very strong team of professional senior managers that can execute our Vision and strategic plan most effectively and administer the company's day-to-day operations most profitably.

We also launched a new corporate sales culture which has succeeded through an aggressive sales training effort and the implementation of Susquehanna's first Retail Sales and Referral Incentive Program. In just one year of this program, we logged over 35,000 training hours and enjoyed a referral success ratio of 45%. Best of all, we are building relationships with customers that are broad and deep.

On the acquisition front, Susquehanna's wholly-owned subsidiary Farmers & Merchants Bank and Trust purchased four branches in Martinsburg and Inwood, West Virginia.

The purchase represents our growth strategy to expand by seeking opportunities to enter markets that demographically and geographically complement Susquehanna's franchise.

While we are proud of these and our many other achievements in 2001, we know there is much to accomplish in 2002. When your Vision revolves around People, Customers, Information, and Performance, it's a never-ending process. We believe our commitment to the Vision will lead to exceptional service for our customers, consistent and improved profitability for our company, and the continued creation of long-term value for our shareholders.

This is the continuation of a long journey. I am privileged to be on this journey surrounded by talented employees, loyal customers and dedicated shareholders. I know, working as one, we can and will meet the challenges of 2002 and beyond.

I thank you, all, for your belief in Susquehanna.

William J. Reuter

William J. Reuter
President & Chief Executive Officer
Susquehanna Bancshares, Inc.
March 14, 2002

FINANCIAL HIGHLIGHTS

Dollars in thousands, except per share	Year ended December 31 2001	2000	Change
Earnings and Dividends			
Net interest income	$ 172,244	$ 164,952	4%
Provision for loan and lease losses	7,310	3,726	96
Other income	84,166	74,010	14
Other expense	167,763	155,581	8
Net income	55,716	54,962	1
Common stock dividends declared	30,228	27,092	12
Per Share Statistics			
Earnings: Basic	$ 1.42	$ 1.40	1%
Earnings: Diluted	1.41	1.40	1
Cash dividends declared on common stock	0.77	0.70	10
Average number of common shares: Basic	39,263	39,262	0
Diluted	39,593	39,365	1
Profitability Ratios			
Return on average stockholders' equity	11.78%	13.01%	(9)%
Return on average assets	1.14	1.15	(1)
Net interest margin	3.91	3.83	2
Tangible Operating Results			
Tangible net income	$ 59,095	$ 58,075	2%
Tangible earnings per share	1.51	1.48	2
Return on tangible average stockholders' equity	13.81%	15.08%	(8)
Return on tangible average assets	1.23	1.23	0
Balances at December 31			
Loans and leases, net of unearned income	$3,519,498	$3,433,610	3%
Allowance for loan and lease losses	37,698	37,187	1
Investment securities	1,021,091	898,604	14
Total assets	5,051,092	4,792,856	5
Deposits	3,484,331	3,249,013	7
Stockholders' equity	493,536	453,437	9
Per Share Statistics at December 31			
Stockholders' equity	$ 12.54	$ 11.56	8%
Market price	20.85	16.50	26
Shares outstanding	39,344	39,221	0

SHAREHOLDER INFORMATION

Susquehanna Bancshares, Inc., is a multi-state financial services holding company incorporated under the laws of Pennsylvania. A copy of Susquehanna's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, will be furnished upon request to:

Susquehanna Bancshares, Inc.
Attn: Corporate Secretary
26 North Cedar Street
Lititz, PA 17543
(717) 626-4721 telephone
(717) 626-1874 fax
www.susqbanc.com

Investor Relations

Drew K. Hostetter
Executive Vice President
Treasurer & CFO, (717) 625-6400

Shareholder Administration

Linda C. Crockett
Assistant Vice President
Shareholder Relations
(717) 625-6305
lcroc@susqbanc.com

Registrar, Stock Transfer, & Dividend Disbursing Agent

The Bank of New York
Susquehanna Bancshares, Inc.
Receive & Deliver Dept. 11W
P. O. Box 11002
Church Street Station
New York, NY 10286
(866) 828-8176 (toll free)
www.stockbny.com

Stock Listing

The common stock of Susquehanna Bancshares, Inc. is listed on the Nasdaq Stock Market under the symbol SUSQ. The number of shareholders of record of common stock on December 31, 2001, was 6,340.

Dividend Reinvestment, Purchase of Shares

Susquehanna offers an Open Availability and Dividend Reinvestment Plan called BuyDIRECT℠. The plan, administered and sponsored by The Bank of New York, allows both current shareholders of record and interested first-time investors to purchase shares of Susquehanna's common stock and to reinvest cash dividends automatically.

Direct Deposit of Dividends

Shareholders of record may elect to have dividends deposited electronically into a checking or savings account at their financial institution. To receive additional information and enrollment forms for either direct deposit of dividends or BuyDIRECT℠, contact The Bank of New York, transfer agent for Susquehanna, toll free at (866) 828-8176.

Auditors

PriceWaterhouseCoopers LLP
One South Market Square
Harrisburg, PA 17101-9916

Nasdaq Market Makers

CIBC World Markets Corp.
(212) 856-6641

F.J. Morrissey & Co., Inc.
(800) 842-8928

Ferris, Baker Watts, Inc.
(800) 344-4413

Janney Montgomery Scott, Inc.
(800) 526-6397

Keefe, Bruyette & Woods, Inc.
(800) 342-5529

Legg Mason Wood Walker, Inc.
(215) 988-0700

Ryan, Beck & Co.
(800) 342-2325

Sherwood Securities Corp.
(212) 294-7777

Annual Meeting

Garden Terrace Ballroom
The Hotel Hershey
100 Hotel Road
Hershey, PA 17033

Wednesday, May 29, 2002
9:00 a.m. – Reception
10:00 a.m. – Meeting

SUSQUEHANNA BANCSHARES, INC. BOARD OF DIRECTORS

Susquehanna Bancshares, Inc.

26 North Cedar Street
Lititz, PA 17543
(717) 626-4721

Principal Officers

William J. Reuter – President & CEO

Gregory A. Duncan – Executive Vice President & COO

Drew K. Hostetter – Executive Vice President & CFO

Board of Directors

Wayne E. Alter, Jr. – President & CEO, Dynacorp, Inc.

James G. Apple – President, Butter Krust Baking Company, Inc.

Robert S. Bolinger – Non-executive Chairman of the Board, Susquehanna Bancshares, Inc.; Retired, CEO, Susquehanna Bancshares, Inc.

John M. Denlinger – Retired, Denlinger Building Materials, a Division of Carolina Holdings, Inc.

Chloé R. Eichelberger – President & CEO, Chloé Eichelberger Textiles, Inc.

Owen O. Freeman, Jr. – Retired Bank Executive

Henry H. Gibbel – President & CEO, Lititz Mutual Insurance Company; President & CEO, Penn Charter Mutual Insurance Company; President & CEO, Farmers' and Mechanics' Mutual Insurance Company; President & CEO, Livingston *Mutual Insurance Company*

T. Max Hall, Esq. – Attorney and Managing Partner, McNerney, Page, Vanderlin and Hall

C. William Hetzer, Jr. – President, C. William Hetzer, Inc.

Guy W. Miller, Jr. – President, Homes by Keystone, Inc.

George J. Morgan, Esq. – President, Morgan, Hallgren, Crosswell and Kane, P. C.

William J. Reuter – President & CEO

Roger V. Wiest, Esq. – Attorney, Managing & Senior Partner Wiest, Muolo, Noon and Swinehart

Michael J. Wimmer – Chairman & CEO, Hann Financial Service Corp.

William B. Zimmerman – President & CEO, Zimmerman's Hardware and Supply Company

AFFILIATE BOARDS OF DIRECTORS

Citizens Bank of Southern Pennsylvania

35 North Carlisle Street
Greencastle, PA 17225
(717) 597-2191

Principal Officers

John R. Rotz – Chairman; President & CEO

John S. Blubaugh – Senior Vice President

Board of Directors

John A. Abbott III – President, Abbro Realty Company

Thomas R. Diehl – Retired Executive Bank Officer, Citizens Bank of Southern Pennsylvania

Gregory A. Duncan – Executive Vice President & COO, Susquehanna Bancshares, Inc.

Richard D. Eigenbrode – Farming

Robert M. Fry – President & General Manager, Bonded Applicators, Inc. of Maryland

David Y. Grove – Retired Funeral Director

J. Dennis Guyer, Esq. – Attorney, Wertime and Guyer

Jaye I. Meyers – Retired President, *Meyers Implements, Inc.*

Guy W. Miller, Jr. – President, Homes by Keystone, Inc.

John R. Rotz – Chairman; President & CEO

Equity Bank

8000 Sagemore Drive Suite 8101
Marlton, NJ 08053
(609) 983-4000

Principal Officers

Michael M. Quick – President & CEO

Eugene D'Orazio – Executive Vice President & COO

Bruce Haines – Executive Vice President & Chief Credit Officer

Ellen Crain – Vice President, CRA and Compliance Officer

Kenneth Markizon – Vice President, Director of Sales and Marketing

Board of Directors

Frank J. Bartolone – Retired, former President, Bartolone & Snyder

Wayne R. Bryant – Senator, State of New Jersey, 5th Legislative District

Allen C. Eastlack, Sr. – President, ACE Motors Sales, Inc.

Santo John Maccherone – Owner, Circle M Farms

Michael M. Quick – President & CEO

William E. Reifsteck, Esq. – Chairman; Partner, Capehart and Scatchard, PA

M. Zev Rose, Esq. – President, Sherman, Silverstein, Kohl, Rose and Podolsky, PA

J. Olin Shelmire – Former Co-Chairman, Farmers National Bank of Mullica Hill

Michael J. Wimmer – Chairman & CEO, Hann Financial Service Corp.

Farmers First Bank

24 North Cedar Street
Lititz, PA 17543
(717) 626-4721

Principal Officers

William J. Reuter – Chairman; President & CEO, Susquehanna Bancshares, Inc.

William T. Belden – President & CEO

Richard J. Hartmann – Executive Vice President, Retail Banking

Donald H. McCarty – Executive Vice President, Commercial Banking

Catherine M. Bush – Senior Vice President & Secretary

Michael H. Brenner – Senior Vice President

Jeremy H. Chase – Senior Vice President

Patrick W. Cowan – Senior Vice President

Elwood C. Hecker, Jr. – Senior Vice President

Daniel J. Kinney – Senior Vice President

Robert D. Hill – Controller and Cashier

Board of Directors

William T. Belden – President & CEO

William J. Reuter – Chairman; President & CEO, Susquehanna Bancshares, Inc.

Henry H. Bomberger – Secretary, Bomberger's Store, Inc.

Roger P. Calabretta – Executive, 1st Capital Group, Inc.

John M. Denlinger – Retired, Denlinger Building Materials, a Division of Carolina Holdings, Inc.

Henry H. Gibbel – President & CEO, Lititz Mutual Insurance Company; President & CEO, Penn Charter Mutual Insurance Company; President & CEO, Farmers' and Mechanics' Mutual Insurance Company; President & CEO, Livingston Mutual Insurance Company

Bruce A. Hepburn – Principal, Bruce A. Hepburn, CPA

John F. Hinkle, Jr. – President & Owner, Hinkle's Pharmacy, Inc.

Harold V. Kulman – President, Harold V. Kulman Associates, Inc.

J. Donald Longenecker – President, Evergreen Golf, Inc.

George J. Morgan, Esq. – Partner, Morgan, Hallgren, Crosswell & Kane, PC

Robert L. Strausbaugh – Retired President, former Spring Grove National Bank

Elmer B. Wade – President & Owner, Stoner-Wade Ford, Inc.

Melvyn G. Wenger, VMD – President, Conestoga Animal Hospital, Inc.

Don M. White – Managing Partner, White & Company, CPA

Farmers & Merchants Bank and Trust

59 West Washington Street
Hagerstown, MD 21740
(301) 733-5454

Principal Officers

William J. Reuter – Chairman; President & CEO, Susquehanna Bancshares, Inc.

James G. Pierné – President & CEO

Robert E. Ernst II – Executive Vice President

James W. Hess – Senior Vice President & CFO

Gerald M. Driscoll – Senior Vice President, Senior Trust Officer

Ronald L. Frey – Senior Vice President

Michael E. Hough – Senior Vice President, Division Executive

Joseph V. Prado – Senior Vice President, Commercial Division

Katherine W. Getty – Senior Vice President, Consumer Division

Brenda L. Keefer – Corporate Secretary

Board of Directors

Wayne E. Alter, Jr. – President & CEO, DynaCorp, Inc.

Lee N. Fiedler – Mayor, The City of Cumberland

Adna B. Fulton – President, AC&T Company, Inc.

C. William Hetzer, Jr. – President, C. William Hetzer, Inc.

Donald L. Hoffman – President, Hoffman's Quality Meats and Catering

Douglas G. Moul – Partner, Albright, Crumbacker, Moul and Itell, LLP

Nancy K. Neff – Director, Operations, Allegheny Power

James G. Pierné – President & CEO

William J. Reuter – Chairman; President & CEO, Susquehanna Bancshares, Inc.

SUSQUEHANNA BANCSHARES, INC. AFFILIATE LISTINGS & MARKET AREA

Commercial Banks

Citizens Bank of Southern Pennsylvania
8 offices - Franklin County, PA

Equity Bank
13 offices - Burlington, Camden, and Gloucester counties, NJ

Farmers First Bank
43 offices - Lancaster and York counties, PA

Farmers & Merchants Bank and Trust
32 offices - Washington, Allegany, and Garrett counties, MD and Berkeley County, WV

First American Bank of Pennsylvania
6 offices - Bedford and Blair counties, PA

First Susquehanna Bank & Trust
12 offices - Northumberland, Snyder, Columbia, and Union counties, PA

Founders' Bank
3 offices - Montgomery, Delaware, and Chester counties, PA

Susquehanna Bank
22 offices - Baltimore City and Anne Arundel, Baltimore, Carroll, Harford, Howard, Wicomico, and Worcester counties, MD

WNB Bank
7 offices - Lycoming County, PA

Financial Services

Susquehanna Trust & Investment Company
Principal office - Lititz, PA

Hann Financial Service Corp.
Principal office - Jamesburg, NJ

Valley Forge Asset Management Corp.
Principal office - King of Prussia, PA

Leasing Company

Susquebanc Lease Company
Principal office - Manheim, PA

Reinsurance Company

Susque-Bancshares Life Insurance Company
Principal office - Lititz, PA

Mortgage Sales & Service

Susquehanna Mortgage Corporation
Principal office - Baltimore, MD

Real Estate Settlement Services

Atlantic First Title Company
Principal office - Towson, MD



PENNSYLVANIA
NEW JERSEY
MARYLAND
WEST VIRGINIA
VIRGINIA
DELAWARE
150 MILES
100 MILES
50 MILES
Lycoming
Williamsport
Columbia
Union
Snyder
Northumberland
Blair
Bedford
Franklin
Harrisburg
York
Lancaster
Chester
Montgomery
Philadelphia
Burlington
Delaware
Gloucester
Camden
Middlesex
Garrett
Allegany
Washington
Berkeley
Carroll
Harford
Baltimore
Howard
Anne Arundel
Wicomico
Worcester
Corporate Franchises
Corporate Headquarters

First American Bank of Pennsylvania

140 East Main Street
Everett, PA 15537
(814) 652-2131

Principal Officers
Ted J. Chwatek – President & CEO

Stephen C. Metzger – Senior Vice President

Robert F. Lafferty – Vice President

Board of Directors
Ted J. Chwatek – President & CEO

Donald W. DeArment – Vice Chairman; Chairman and Secretary, Friends Cove Mutual Insurance Company

Darrell Dodson – Retired, Dodson Brothers Sawmill

James G. Pierné – President & CEO, Farmers & Merchants Bank and Trust

Ray E. Koontz – Assistant Secretary Retired, Cardinal Bancorp, Inc.

Clyde R. Morris – Chairman; President, Morris International, Inc.

Christopher E. Ritchey – President, Curry Supply Company, Inc.

James C. Vreeland – Retired President & CEO, UPMC Bedford Memorial Hospital

William B. Zimmerman – President & CEO, Zimmerman Hardware and Supply Company, Inc.

First Susquehanna Bank & Trust

400 Market Street
Sunbury, PA 17801
(570) 286-6781

Principal Officers
Barry E. Miller – President & CEO

Neal R. Hickle – Executive Vice President & Chief Credit Officer

Erika Hort – Vice President, Administrative Services

John F. Lydic – Vice President, Sales

Rue S. Rothermel – Senior Vice President

Board of Directors
James G. Apple – Chairman; President, Butter Krust Baking Company, Inc.

Edward W. Helfrick, Jr. – President, Mallard Contracting Company

Sara G. Kirkland – Executive Vice President for Administration & Planning, Susquehanna University

Robert W. Mertz, Jr. – President, Sunbury Motor Company

Barry E. Miller – President & CEO

Michael S. Repella – Vice Chairman; Retired Retailer

Rue S. Rothermel – Senior Vice President, Senior Trust Officer

Roger V. Wiest – Bank Counsel and Attorney; Manager and Senior Partner, Wiest, Saylor, Muolo, Noon and Swinehart

Jack C. Younkin – Attorney, Assistant Bank Counsel

Founders' Bank

101 Bryn Mawr Avenue
Bryn Mawr, PA 19010
(610) 525-8500

Principal Officers
Robert F. Whalen – Chairman, President & CEO

Kenneth M. Goddu – Senior Vice President

Charles F. Miller – Senior Vice President

Michael S. Woods – Senior Vice President

Steven A. Buffington – Vice President, Retail Banking

Board of Directors
Robert E. J. Curran, Esq. – Curran & Bryrne

Charles E. Dolaway – President, Allegheny Iron & Metal Company, Inc.

John P. Follman, Sr. – Retired CFO, Day & Zimmerman International, Inc.

J. Anthony Hayden – President, Coldwell Banker Commercial, Hayden Real Estate, Inc.

Julian V. Miraglia – Proprietor, Julian V. Miraglia Real Estate Investments

Stephen E. Markowitz – President & CEO, The Administrators, Inc.

Britton H. Murdoch – Managing Director, Strattech Partners, LLC

Judith H. O'Dell, CPA – Partner, Beucler, Kelly & Irwin, Ltd.

Michael M. Quick – President & CEO, Equity Bank

Craig C. Scott – President, Scott Honda

Lawrence T. Spaziani – Retired

Robert F. Whalen – Chairman, President & CEO

24A

Susquehanna Trust and Investment Company

26 North Cedar Street
Lititz, PA 17543
(717) 626-4721

Principal Officers

Janice T. Lessman – President & CEO

Bernard A. Francis, Jr. – Chief Investment Officer

Stephen E. DiNovis – Executive Vice President

Robert D. Hill – Treasurer

Wendy L. Basehoar – Senior Vice President

Benjamin J. Bertino – Senior Vice President

Gerald M. Driscoll – Senior Vice President

John J. Gallo, Jr. – Senior Vice President

Rue S. Rothermel – Senior Vice President

Board of Directors

Bernard A. Francis, Jr. – Chief Investment Officer

Henry H. Gibbel – President & CEO, Lititz Mutual Insurance Company; President & CEO, Penn Charter Mutual Insurance Company; President & CEO, Farmers' and Mechanics' Mutual Insurance Company; President & CEO, Livingston Mutual Insurance Company

David Y. Grove – Retired Funeral Director

T. Max Hall, Esq. – Attorney and Managing Partner, McNerney, Page, Vanderlin and Hall

Bruce A. Hepburn – Principal, Bruce A. Hepburn, CPA

Donald L. Hoffman – President, Hoffman's Quality Meats and Catering

Janice T. Lessman – President & CEO

George J. Morgan, Esq. – President, Morgan, Hallgren, Crosswell and Kane, PC

Roger V. Wiest – Attorney, Manager and Senior Partner, Wiest, Saylor, Muolo, Noon and Swinehart

Susquehanna Bancshares South, Inc.

100 West Road
Towson, MD 21204-2314
(410) 938-8600

Board of Directors

Anthony J. Agnone, Sr. – Chairman, Eastern Athletic Services

John M. Denlinger – Retired Division Manager, Denlinger Building Materials, Division of Carolina Holdings, Inc.

Joseph R. Lizza – President & CEO, Susquehanna Bank

George J. Morgan, Esq. – President, Morgan, Hallgren, Crosswell and Kane, PC

William J. Reuter – Chairman; President & CEO, Susquehanna Bancshares, Inc.

Charles T. Shaab – Consultant

WNB Bank

329 Pine Street
Williamsport, PA 17701
(570) 326-2431

Principal Officers

Charles W. Luppert – President

Rexford B. Hilton – Vice President, Senior Lender

Christie W. Rager – Vice President & Secretary

Board of Directors

Michael E. Bastian – President, Bastian Tire Sales, Inc.

John A. Blaschak – President & CEO, Fisher Mining Company

T. Max Hall, Esq. – Chairman; Attorney and Partner, McNearney, Page, Vanderlin and Hall

Charles W. Luppert – President

James S. Reynolds – Vice President, Reynolds Iron Works, Inc.

Steven M. Sleboda – President, Montour Oil Service Company

Lawrence J. Stopper – President, L. J. Stopper Realty and Development Company

James A. Webb – President, Webb Communications, Inc.

24B

Valley Forge Asset Management Corporation

120 South Warner Road, Suite 100
King of Prussia, PA 19406
(610) 687-6800

Principal Officers

Bernard A. Francis, Jr. – President & CEO

James E. Gibson – Executive Vice President, Senior Portfolio Manager

Donald L. Born – Vice President

Frank C. Corace – Vice President

Mary Harris Marosky – Vice President, Chief Compliance Officer

Board of Directors

Robert S. Bolinger – Non-executive Chairman of the Board, Susquehanna Bancshares, Inc.; Retired, CEO, Susquehanna Bancshares, Inc.

Donald L. Born – Vice President

Frank C. Corace – Vice President

Bernard A. Francis, Jr. – President & CEO

Henry H. Gibbel – President & CEO, Lititz Mutual Insurance Company; President & CEO, Penn Charter Mutual Insurance Company; President & CEO, Farmers' and Mechanics' Mutual Insurance Company; President & CEO, Livingston Mutual Insurance Company

Joseph J. Miller, Jr. – Retired Chairman, Valley Forge Asset Management Corporation

William J. Reuter – President & CEO, Susquehanna Bancshares, Inc.

M. Zev Rose, Esq. – Sherman, Silverstein, Kohl, Rose and Podolsky

Board members and officers shown in this section are those of record as of December 31, 2001.

OTHER AFFILIATES OF SUSQUEHANNA BANCSHARES, INC.

Susquebanc Lease Company*

Principal Office:
2 Market Square, 2nd floor
Manheim, PA 17545-0008
(717) 665-6665
(800) 422-3252

Other office locations in Huntingdon, PA and Pasadena, MD
Market area includes PA, MD, DE, NJ, VA, WV

Susque-Bancshares Life Insurance Company**

Principal Office:
26 North Cedar Street
Lititz, PA 17543
(717) 626-4721

Group Life and Accident & Health coverage offered to consumer borrowers at affiliate banks.

Susquehanna Mortgage Corporation***

Principal Office:
7133 Rutherford Road
Baltimore, MD 21244
(410) 298-1300

Other locations in Cumberland, Hagerstown and Millersville, MD

Atlantic First Title Company***

Principal Office:
100 West Road
Suite 200
Towson, MD 21204
(410) 769-5300

*indicates a subsidiary of Susque-Bancshares Leasing Co., Inc.

**indicates a subsidiary of Susquehanna Bancshares, Inc.

***indicates a subsidiary of Susquehanna Bank

24 C

Hann Financial Service Corporation

One Centre Drive
Jamesburg, NJ 08831
(609) 860-9300

Principal Officers

Michael J. Wimmer – Chairman & CEO

Charles R. Dovico – President & COO

Benjamin F. Watts – CFO

Jeri L. Dooley – Corporate Secretary & Controller

Board of Directors

Michael J. Wimmer – Chairman & CEO

Charles R. Dovico – President & COO

Robert S. Bolinger – Director

William J. Reuter – Director; President & CEO, Susquehanna Bancshares, Inc.

Susquehanna Bancshares East, Inc.

8000 Sagemore Drive Suite 8101
Marlton, NJ 08053
(609) 983-4000

Board of Directors

John M. Denlinger – Retired, Denlinger Building Materials, a Division of Carolina Holdings, Inc.

Allen C. Eastlack, Sr. – President, ACE Motors Sales, Inc.

John P. Follman, Sr. – Retired CFO, Day & Zimmerman International, Inc.

George J. Morgan, Esq. – President, Morgan, Hallgren, Crosswell and Kane, PC

Michael M. Quick – President & CEO

Robert F. Whalen – Executive Vice President & Secretary

Roger V. Wiest, Esq. – Attorney, Manager and Senior Partner, Wiest, Saylor, Muolo, Noon and Swinehart

Michael J. Wimmer – President & CEO, *Hann Financial Service Corporation*

Susquehanna Bank

100 West Road
Towson, MD 21204-2314
(410) 938-8600

Principal Officers

William J. Reuter – Chairman; President & CEO, Susquehanna Bancshares, Inc.

Joseph R. Lizza – President & CEO

Elizabeth M. Wright – Executive Vice President, Chief Lending Officer

Jeffrey M. Aleshire – Senior Vice President

Christopher D. Holt – Senior Vice President

Larry D. Pickett – Senior Vice President & CFO

Zivah L. Ring – Senior Vice President

Stephen J. Luongo – Senior Vice President

R. Kenneth Rous – Senior Vice President, Senior Credit Officer

Christopher Chick – Senior Vice President

Sheridan J. Smith – Senior Vice President

Board of Directors

Anthony J. Agnone, Sr. – Chairman, Eastern Athletic Services

William E. Bankert – Private & Estate Investor

James B. Eline – President, Eline Funeral Home

F. Joseph Hamilton – Chairman, Profit Programming, Inc.

John C. Larson, Ph.D. – Professor of Economics of the Business School of Loyola College

Henry H. Lewis – President, Henry H. Lewis Contractors, Inc.

Joseph R. Lizza – President & CEO

William J. Reuter – Chairman; President & CEO, Susquehanna Bancshares, Inc.

Charles T. Shaab – Consultant

Suzann M. Stephens – Retired Bank Executive

24 D.

FINANCIAL CONTENTS

CONSOLIDATED BALANCE SHEETS
SUSQUEHANNA BANCSHARES, INC. AND SUBSIDIARIES

	Year ended December 31	
Dollars in thousands	**2001**	2000
Assets		
Cash and due from banks	**$ 149,233**	$ 129,101
Short-term investments:		
Restricted	**41,584**	32,731
Unrestricted	**46,981**	26,304
Total short-term investments	**88,565**	59,035
Investment securities available for sale, at fair value	**1,019,313**	882,285
Investment securities held to maturity, at amortized cost (Fair values of $1,778 and $16,658)	**1,778**	16,319
Loans and leases, net of unearned income	**3,519,498**	3,433,610
Less: Allowance for loan and lease losses	**37,698**	37,187
Net loans and leases	**3,481,800**	3,396,423
Premises and equipment (net)	**60,063**	58,303
Accrued income receivable	**21,268**	26,775
Bank-owned life insurance	**120,174**	113,865
Other assets	**108,898**	110,750
Total assets	**$5,051,092**	$4,792,856
Liabilities		
Deposits:		
Noninterest-bearing	**$ 529,162**	$ 462,297
Interest-bearing	**2,955,169**	2,786,716
Total deposits	**3,484,331**	3,249,013
Short-term borrowings	**169,803**	205,336
FHLB borrowings	**570,580**	367,954
Vehicle financing	**171,462**	357,522
Long-term debt	**105,000**	100,000
Accrued interest, taxes, and expenses payable	**36,652**	42,382
Other liabilities	**19,728**	17,212
Total liabilities	**4,557,556**	4,339,419
Commitments and contingencies (Note 16)		
Stockholders' Equity		
Common stock		
Authorized: 100,000,000 ($2.00 par value)		
Issued: 39,398,190	**78,796**	78,796
Surplus	**57,986**	57,872
Retained earnings	**345,508**	320,020
Accumulated other comprehensive income, net of taxes of $6,928 and ($408), respectively	**12,009**	(757)
Less: Treasury stock, (54,115 and 176,798 common shares at cost, respectively)	**763**	2,494
Total stockholders' equity	**493,536**	453,437
Total liabilities and stockholders' equity	**$5,051,092**	$4,792,856

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF INCOME
SUSQUEHANNA BANCSHARES, INC. AND SUBSIDIARIES

	Year ended December 31		
Dollars in thousands, except per share	**2001**	2000	1999
Interest Income			
Interest and fees on loans and leases	**$283,212**	$293,046	$276,280
Interest on investment securities: Taxable	**51,247**	53,238	50,485
Tax-exempt	**3,297**	4,195	5,232
Interest on short-term investments	**3,539**	2,937	3,089
Total interest income	**341,295**	353,416	335,086
Interest Expense			
Interest on deposits: Interest-bearing demand	**18,144**	22,080	20,359
Savings	**6,324**	7,709	8,166
Time	**84,222**	85,216	77,487
Interest on short-term borrowings	**7,976**	11,597	4,336
Interest on FHLB borrowings	**23,656**	23,139	19,600
Interest on vehicle financing	**20,886**	30,961	34,679
Interest on long-term debt	**7,843**	7,762	8,899
Total interest expense	**169,051**	188,464	173,526
Net interest income	**172,244**	164,952	161,560
Provision for loan and lease losses	**7,310**	3,726	11,203
Net interest income after provision for loan and lease losses	**164,934**	161,226	150,357
Other Income			
Service charges on deposit accounts	**13,735**	10,867	10,054
Vehicle origination and servicing fees	**22,435**	22,053	13,480
Merchant credit card fees	**10,489**	10,130	3,086
Asset management fees	**9,072**	6,610	0
Income from fiduciary-related activities	**5,084**	4,734	4,028
Gain on sale of loans and leases	**4,198**	3,936	3,427
Income from bank-owned life insurance	**6,509**	5,909	4,528
Other operating income	**11,995**	9,784	13,878
Investment security gains/(losses)	**649**	(13)	978
Total other income	**84,166**	74,010	53,459
Other Expenses			
Salaries and employee benefits	**73,850**	68,110	64,218
Net occupancy expense	**11,498**	9,933	9,349
Furniture and equipment expense	**8,185**	8,308	8,088
Amortization of intangible assets	**3,645**	3,294	3,476
Vehicle residual value expense	**4,850**	8,068	2,102
Vehicle delivery and preparation expense	**6,168**	2,166	1,181
Merchant credit card servicing expense	**9,820**	9,514	3,122
Restructuring charge	**0**	(900)	7,412
Other operating expenses	**49,747**	47,088	42,840
Total other expenses	**167,763**	155,581	141,788
Income before income taxes	**81,337**	79,655	62,028
Provision for income taxes	**25,621**	24,693	18,505
Net Income	**$ 55,716**	$ 54,962	$ 43,523
Per share information: Basic earnings	**$ 1.42**	$ 1.40	$ 1.11
Diluted earnings	**1.41**	1.40	1.10
Cash dividends	**0.77**	0.70	0.62

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
SUSQUEHANNA BANCSHARES, INC. AND SUBSIDIARIES

	Year ended December 31		
Dollars in thousands	**2001**	2000	1999
Operating Activities			
Net income	**$ 55,716**	$ 54,962	$ 43,523
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation, amortization, and accretion	**12,814**	14,248	11,857
Provision for loan and lease losses	**7,310**	3,726	11,203
Gain on sale of branch offices	**0**	0	(3,352)
(Gain)/loss on securities transactions	**(649)**	13	(978)
Gain on sale of loans	**(4,198)**	(3,936)	(3,427)
Loss on sale of other real estate owned	**16**	15	6
Mortgage loans originated for resale	**(118,652)**	(117,328)	(187,017)
Sale of mortgage loans originated for resale	**118,177**	114,530	203,158
Leases acquired/originated for resale	**(116,643)**	(222,376)	0
Sale of leases acquired/originated for resale	**118,392**	200,709	0
(Increase)/decrease in accrued interest receivable	**5,757**	(3,012)	(989)
(Decrease)/increase in accrued interest payable	**(5,782)**	3,471	734
(Decrease)/increase in accrued expenses and taxes payable	**(146)**	4,165	2,635
Other, net	**(3,718)**	3,900	1,832
Net cash provided by operating activities	**68,394**	53,087	79,185
Investing Activities			
Net increase in restricted short-term investments	**(8,853)**	(25,427)	(3,713)
Proceeds from the sale of available-for-sale securities	**21,889**	4,482	47,719
Proceeds from the maturity of investment securities	**457,528**	120,204	264,783
Purchase of available-for-sale securities	**(584,286)**	(84,412)	(302,763)
Purchase of held-to-maturity securities	**0**	(7,887)	0
Proceeds from sale of credit card portfolio	**0**	12,373	0
Net (increase)/decrease in loans and leases	**(39,730)**	19,670	(192,610)
Transfer of allowance for loan and lease losses to third-party guarantor	**0**	(3,057)	0
Capital expenditures	**(4,207)**	(9,709)	(5,400)
Net cash and cash equivalents received/(paid) in acquisitions	**6,224**	(12,707)	(22,381)
Purchase of insurance products	**0**	0	(50,000)
Net cash provided by/(used for) investing activities	**(151,435)**	13,530	(264,365)
Financing Activities			
Net increase/(decrease) in deposits	**166,200**	68,493	(13,978)
Net increase/(decrease) in short-term borrowings	**(35,533)**	(2,171)	102,976
Net increase/(decrease) in FHLB borrowings	**202,626**	(4,460)	58,778
Net increase/(decrease) in vehicle financing	**(186,060)**	(124,582)	25,191
Proceeds from issuance of long-term debt	**5,000**	5,000	0
Repayment of long-term debt	**0**	0	(10)
Proceeds from issuance of common stock	**1,845**	772	1,372
Cash paid for treasury stock	**0**	(3,097)	(287)
Dividends paid	**(30,228)**	(27,092)	(22,918)
Net cash provided by/(used for) financing activities	**123,850**	(87,137)	151,124
Net decrease in cash and cash equivalents	**40,809**	(20,520)	(34,056)
Cash and cash equivalents at January 1	**155,405**	175,925	209,981
Cash and cash equivalents at December 31	**$ 196,214**	$ 155,405	$ 175,925
Cash and cash equivalents:			
Cash and due from banks	**$ 149,233**	$ 129,101	$ 146,576
Unrestricted short-term investments	**46,981**	26,304	29,349
Cash and cash equivalents at December 31	**$ 196,214**	$ 155,405	$ 175,925

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
SUSQUEHANNA BANCSHARES, INC. AND SUBSIDIARIES

Years ended December 31, 2001, 2000, and 1999

Dollars in thousands, except per share data	Common Stock	Surplus	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock	Total Equity
Balance, January 1, 1999	$78,655	$57,166	$271,545	$ 6,004	$ (783)	$412,587
Comprehensive income:						
Net income			43,523			43,523
Change in unrealized gain/(loss) on securities, net of taxes of ($10,186) and reclassification adjustment of $978				(19,620)		(19,620)
Total comprehensive income			43,523	(19,620)		23,903
Common stock issued under employee benefit plans (including related tax benefits of $365)	133	707			897	1,737
Purchase/conversion of treasury stock					(287)	(287)
Cash dividends paid per common share of $0.62			(22,918)			(22,918)
Balance, December 31, 1999	78,788	57,873	292,150	(13,616)	(173)	415,022
Comprehensive income:						
Net income			54,962			54,962
Change in unrealized gain/(loss) on securities, net of taxes of ($6,553) and reclassification adjustment of ($13)				12,859		12,859
Total comprehensive income			54,962	12,859		67,821
Common stock issued under employee benefit plans (including related tax benefit of $11)	8	(1)			776	783
Purchase/conversion of treasury stock					(3,097)	(3,097)
Cash dividends paid per common share of $0.70			(27,092)			(27,092)
Balance, December 31, 2000	78,796	57,872	320,020	(757)	(2,494)	453,437
Comprehensive income:						
Net income			55,716			55,716
Change in unrealized gain/(loss) on securities, net of taxes of $5,578 and reclassification adjustment of $649				10,862		10,862
Unrealized gain on recorded interest in securitized assets, net of taxes of $1,296				1,904		1,904
Total comprehensive income			55,716	12,766		68,482
Common stock issued under employee benefit plans (includes related tax benefit of $278)		114			1,731	1,845
Cash dividends paid per common share of $0.77			(30,228)			(30,228)
Balance, December 31, 2001	$78,796	$57,986	$345,508	$ 12,009	$ (763)	$493,536

The accompanying notes are an integral part of these financial statements.

SUSQUEHANNA BANCSHARES, INC. AND SUBSIDIARIES YEARS ENDED DECEMBER 31, 2001, 2000, AND 1999 DOLLARS IN THOUSANDS, EXCEPT AS NOTED AND PER SHARE DATA

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting and reporting policies of Susquehanna Bancshares, Inc. and subsidiaries ("Susquehanna") conform to accounting principles generally accepted in the United States of America and to general practices in the banking industry. The more significant policies follow:

Principles of Consolidation. The accompanying consolidated financial statements include the accounts of Susquehanna and its wholly-owned subsidiaries: Boston Service Company, Inc. (t/a Hann Financial Service Corporation) ("Hann"), Conestoga Management Company, Farmers First Bank and subsidiaries ("Farmers"), Farmers & Merchants Bank and Trust and subsidiaries ("F&M"), First American Bank of Pennsylvania ("FAB"), First Susquehanna Bank & Trust ("First Susquehanna"), WNB Bank ("WNB"), Citizens Bank of Southern Pennsylvania ("Citizens"), Susquehanna Bancshares East, Inc. and subsidiaries ("East"), Susquehanna Bancshares South, Inc. and subsidiaries ("South"), Susque-Bancshares Life Insurance Co. ("SBLIC"), and Susque-Bancshares Leasing Company, Inc. and subsidiary ("SBLC"), and Valley Forge Asset Management Corporation ("VFAM"), as of and for the years ended December 31, 2001, 2000, and 1999. All significant inter-company transactions have been eliminated.

Income and expenses are recorded on the accrual basis of accounting except for trust and certain other fees, which are recorded principally on the cash basis. This does not materially affect the results of operations or financial position of Susquehanna.

Nature of Operations. Susquehanna is a financial holding company which operates nine commercial banks based upon sound principles of super-community banking. These subsidiaries provide financial services from 146 branches located in central and southeastern Pennsylvania, Maryland, northeastern West Virginia, and southern New Jersey. Further, Susquehanna operates four non-bank subsidiaries to provide leasing, credit insurance, and asset management services. Susquehanna's primary source of revenue is derived from loans to customers who are predominately small- and middle-market businesses and middle-income individuals.

Use of Estimates in the Preparation of Financial Statements. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates.

Purchase Method of Accounting. Net assets of companies acquired in purchase transactions are recorded at the fair value at the date of acquisition. Core deposit and other intangible assets are amortized on a straight-line basis generally over 10 years. The excess of purchase price over the fair value of net assets acquired, or goodwill, is amortized on a straight-line basis generally over 15 to 40 years. The unamortized amount of goodwill was $43,496 and $38,934 at December 31, 2001 and 2000, respectively. Periodically, management reevaluates goodwill and other intangibles based on undiscounted operating cash flows whenever significant events or changes occur which might impair recovery of recorded asset costs.

Consolidated Statement of Cash Flows. Interest paid on deposits, short-term borrowings, and long-term debt was $174,635 in 2001, $184,993 in 2000, and $178,734 in 1999. Income taxes paid were $8,784 in 2001, $422 in 2000, and $16,409 in 1999. Amounts transferred to other real estate owned were $3,836 in 2001, $2,795 in 2000, and $7,342 in 1999.

On February 1, 2000, Susquehanna acquired Hann using the pooling-of-interests method of accounting for business combinations; accordingly, consolidated results for all periods have been restated.

On March 3, 2000, Susquehanna completed its acquisition of VFAM using the purchase method of accounting for business combinations.

Cash and Cash Equivalents. For purposes of reporting cash flows, cash and cash equivalents includes cash, due from banks, and unrestricted short-term investments. Unrestricted short-term investments consist of interest-bearing deposits in other banks, federal funds sold, and money market funds with an original maturity of three months or less.

Investment Securities. Susquehanna classifies debt and equity securities as either "held-to-maturity" or "available-for-sale." Susquehanna does not have any securities classified as "trading" at December 31, 2001 or 2000. Investments for which management has the intent and Susquehanna has the ability to hold to maturity are carried at the lower of cost or market adjusted for amortization of premium and accretion of discount. Amortization and accretion are calculated principally on the interest method. All other securities are classified as "available-for-sale" and reported at fair value. Changes in unrealized gains and losses for "available-for-sale" securities are recorded as a stockholders' equity component.

Securities classified as "available-for-sale" include investments management intends to use as part of its asset/liability management strategy, and that may be sold in response to changes in interest rates, resultant prepayment risk, and other factors. Realized gains and losses on the sale of securities are recognized using the specific identification method and are included in Other Income in the Consolidated Statements of Income.

Allowance for Loan and Lease Losses. The allowance for loan and lease losses is established, as losses are estimated to have occurred, through a provision for loan and lease losses charged to earnings. Loan and lease losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed, and recoveries on previously charged-off loans and leases are credited to the allowance.

The allowance for loan and lease losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans and leases in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral, and prevailing economic conditions. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available.

Susquehanna considers a loan to be impaired, based upon current information and events, if it is probable that Susquehanna will be unable to collect the scheduled payments of principal or interest according to the contractual terms of the loan agreement. Larger groups of small-balance loans, such as residential mortgage and installment loans, are collectively evaluated for impairment. Only commercial loans exceeding $100 are individually evaluated for impairment. An insignificant delay or shortfall in the amounts of payments, when considered independent of other factors, would not cause a loan to be rendered impaired. Insignificant delays or shortfalls may include, depending on specific facts and circumstances, those that are associated with temporary operational downturns or seasonal delays.

Management performs periodic reviews of Susquehanna's loan portfolio to identify impaired loans. The measurement of impaired loans is based on the present value of expected future cash flows discounted at the historical effective interest rate, except that all collateral-dependent loans are measured for impairment based on the fair value of the collateral.

Loans continue to be classified as impaired unless they are brought fully current and the collection of scheduled interest and principal is considered probable. When an impaired loan or portion of an impaired loan is determined to be uncollectible, the portion deemed uncollectible is charged against the related valuation allowance and subsequent recoveries, if any, are credited to the valuation allowance.

Depreciable Assets. Buildings, leasehold improvements, and furniture and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed primarily by the straight-line method over the estimated useful lives of the related property as follows: Buildings, 40 years, and furniture and equipment, 3 to 20 years. Leasehold improvements are amortized over the shorter of the lease term, or 10 to 20 years. Maintenance and normal repairs are charged to operations as incurred, while additions and improvements to buildings and furniture and equipment are capitalized. Gain or loss on disposition is reflected in operations.

Long-lived assets are evaluated for impairment by management on an ongoing basis. An impairment may occur whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Other Real Estate. Other real estate property acquired through foreclosure or other means is recorded at the lower of its carrying value or fair value of the property at the transfer date less estimated selling costs. Costs to maintain other real estate are expensed as incurred.

Interest Income on Loans and Leases. Interest income on commercial, consumer, and mortgage loans is recorded on the interest method. Interest income on installment loans and leases is recorded on the interest method and the actuarial method. Loan fees and certain direct loan origination costs are being deferred and the net amount amortized as an adjustment to the related loan yield on the interest method, generally over the contractual life of the related loans.

Nonaccrual loans are those on which the accrual of interest has ceased and where all previously accrued but not collected interest is reversed. Loans, other than consumer loans, are placed on nonaccrual status when principal or interest is past due 90 days or more and the loan is not well collateralized and in the process of collection or immediately, if, in the opinion of management, full collection is doubtful. Interest accrued but not collected as of the date of placement on nonaccrual status is reversed and charged against current income. Susquehanna does not accrue interest on impaired loans. While a loan is considered impaired or on nonaccrual status, subsequent cash payments received either are applied to the outstanding principal balance or recorded as interest income, depending upon management's assessment of the ultimate collectibility of principal and interest. In any case, the deferral or non-recognition of interest does not constitute forgiveness of the borrower's obligation. Consumer loans are recorded in accordance with the Uniform Retail Classification regulation. Generally, the regulation requires that consumer loans are charged off to the allowance for loan losses when they become 120 days or more past due.

Segment Reporting. Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"), requires that public business enterprises report financial and descriptive information about its reportable operating segments. Based on the guidance provided by the statement, Susquehanna has determined its only reportable segment is Community Banking.

Comprehensive Income. Susquehanna reports comprehensive income in accordance with Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income." Components of comprehensive income, as detailed in the Consolidated Statements of Changes in Stockholders' Equity, are net of tax. Comprehensive income includes a reclassification adjustment for net realized gains/(losses) included in net income of $649, $(13), and $978 for the years ended December 31, 2001, 2000, and 1999, respectively.

Recorded Interests in Securitized Assets. In accordance with Statement of Financial Accounting Standards No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (a replacement of FASB Statement No. 125)," recorded interests in securitized assets, including debt securities and interest-only strips, are initially recorded at their allocated carrying amounts based on the relative fair value of assets sold and retained. Recorded interests are subsequently carried at fair value, which is generally estimated based on the present value of expected cash flows, calculated using management's best estimates of key assumptions, including credit losses, loan repayment speeds, and discount rates commensurate with the risks involved. Gains on sale and servicing fees are recorded in non-interest income.

During 2001, Susquehanna repurchased and sold approximately $117 million of auto leases, and realized $1.7 million of pre-tax gain on the sale. Susquehanna receives annual servicing fees as compensation for servicing the outstanding balances on the auto leases. Susquehanna's recorded interests are subordinate to purchasers' interests. The value of these recorded interests is subject to credit, prepayment, and interest rate risks related to the transferred assets. At December 31, 2001, Susquehanna's recorded interests were $4.5 million. Key economic assumptions used in measuring the initial recorded interests resulting from the securitization completed in 2001 were weighted average life of 30 months, expected credit losses of 1.72%, and discount rate of 4%.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

Common Shares Outstanding	
Balance, January 1, 1999	29,262,522
Stock issued under employee benefit plans	134,931
Purchase of treasury stock	(15,000)
Balance, December 31, 1999	39,262,522
Stock issued under employee benefit plans	59,156
Purchase of treasury stock	(220,217)
Balance, December 31, 2000	39,221,392
Stock issued under employee benefit plans	122,683
Balance, December 31, 2001	39,344,075

Federal Income Taxes. Deferred income taxes reflect the temporary tax consequences on future years of differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the difference is expected to reverse.

Earnings Per Share. Basic earnings per share represents income available to common stockholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by Susquehanna relate solely to outstanding stock options, and are determined using the treasury stock method.

Recent Accounting Pronouncements. On July 20, 2001, the FASB issued Statements of Accounting Standards No. 141 ("SFAS 141"), Business Combinations, and No. 142 ("SFAS 142"), Goodwill and Other Intangible Assets. SFAS 141 supercedes Accounting Principles Board Opinion No. 16, Business Combinations. The most significant changes made by SFAS 141 are: (1) requiring that the purchase method of accounting be used for all business combinations initiated after June 30, 2001; (2) establishing specific criteria for the recognition of intangible assets separately from goodwill; and (3) requiring unallocated negative goodwill to be written off immediately as an extraordinary gain. Management has reviewed SFAS 141 and has determined that the statement has no effect on its current financial position or results of operations.

SFAS 142 supercedes Accounting Principles Board Opinion No. 17, Intangible Assets. SFAS 142 primarily addresses the accounting for goodwill and intangible assets subsequent to their acquisition. The most significant changes made by SFAS 142 are: (1) goodwill and indefinite-lived intangible assets will no longer be amortized; (2) goodwill will be tested for impairment at least annually at the reporting unit level; (3) intangible assets deemed to have an indefinite life will be tested for impairment at least annually; and (4) the amortization period of intangible assets with finite lives will no longer be limited to forty years. As required, Susquehanna adopted this new standard on January 1, 2002. The $43 million in goodwill outstanding at December 31, 2001, will no longer be amortized going forward pursuant to the new pronouncement. Management estimates that amortization expense for 2002 will be reduced by approximately $3.3 million. Management has not yet performed an impairment test of goodwill.

In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 143 ("SFAS 143"), Accounting for Asset Retirement Obligations. SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible, long-lived assets and the associated asset retirement costs. This Statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred by capitalizing it as part of the carrying amount of the long-lived assets. As required by SFAS 143, Susquehanna will adopt this new accounting standard on January 1, 2003. Management believes the adoption of SFAS 143 will not have a material impact on our financial statements.

SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, was issued by FASB on October 3, 2001, and is effective for fiscal years beginning after December 15, 2001. This statement establishes a single accounting model for impairment related to disposal of long-lived assets, including discontinued operations. SFAS 144 superseded Statement of Financial Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of (SFAS 121), and APB Opinion No. 30, Reporting the results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. The provisions of SFAS 144 are effective in fiscal years beginning after December 15, 2001, with early adoption permitted, and in general are to be applied prospectively. This statement is not expected to have a material impact on Susquehanna's financial position or results of operations.

2. SHORT-TERM INVESTMENTS

The book value of short-term investments and weighted average interest rates on December 31, 2001 and 2000, were as follows:

	2001		2000	
	Book Value	Rates	Book Value	Rates
Interest-bearing deposits in other banks	$45,455	1.22%	$40,463	5.42%
Federal funds sold	8,500	1.63	291	6.50
Money market funds	34,610	1.79	18,281	5.84
Total	$88,565		$59,035	

3. INVESTMENT SECURITIES

The amortized cost and fair values of investment securities at December 31, 2001 and 2000, are as follows:

At December 31, 2001	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available-for-Sale:				
U.S. Treasury	$ $1,201	$ 101	$ 0	$ 1,302
U.S. Government agencies	86,329	1,960	0	88,289
Obligations of states and political subdivisions	63,334	1,400	22	64,712
Corporate debt securities	20,073	772	1	20,844
Mortgage-backed securities	799,266	10,718	1,003	808,981
Equity securities	33,373	1,812	0	35,185
	$1,003,576	$16,763	$1,026	$1,019,313
Held-to-Maturity:				
State and municipal	$ 1,778	$ 0	$ 0	$ 1,778
	$ 1,778	$ 0	$ 0	$ 1,778
Total investment securities	$1,005,354	$16,763	$1,026	$1,021,091

At December 31, 2000	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available-for-Sale:				
U.S. Treasury	$ 3,249	$ 68	$ 10	$ 3,307
U.S. Government agencies	360,276	870	1,373	359,773
Obligations of states and political subdivisions	63,674	381	133	63,922
Corporate debt securities	16,499	169	27	16,641
Mortgage-backed securities	405,678	884	3,468	403,094
Equity securities	34,074	1,474	0	35,548
	$ 883,450	$ 3,846	$5,011	$ 882,285
Held-to-Maturity:				
State and municipal	$ 15,833	$ 343	$ 0	$ 16,176
Mortgage-backed securities	486	0	4	482
	$ 16,319	$ 343	$ 4	$ 16,658
Total investment securities	$ 899,769	$ 4,189	$5,015	$ 898,943

At December 31, 2001 and 2000, investment securities with a carrying value of $611,065 and $475,725, respectively, were pledged to secure public funds and for other purposes as required by law.

There were no invesment securities whose ratings were less than investment grade at December 31, 2001 and 2000.

The amortized cost and fair value of U.S. Treasury, U.S. Government agencies, obligations of states and political subdivisions, corporate debt securities, and mortgage-backed securities, at December 31, 2001, by contractual maturity, are shown following. Actual maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Fair Value
Securities Available-for-Sale:		
Within one year	$ 34,041	$ 33,865
After one year but within five years	125,358	128,825
After five years but within ten years	97,256	98,529
After ten years	713,548	722,909
	$970,203	$984,128
Securities Held-to-Maturity:		
Within one year	$ 0	$ 0
After one year but within five years	310	310
After five years but within ten years	0	0
After ten years	1,468	1,468
	$ 1,778	$ 1,778
Total debt securities	$971,981	$985,906

The gross realized gains and gross realized losses on investment securities transactions are summarized following. During 2001, 2000, and 1999, certain securities classified as held-to-maturity were called for early redemption by the issuer. The results of those transactions are recorded in the corresponding category.

	Available-for-Sale	Held-to-Maturity
For the year ended December 31, 2001		
Gross gains	$652	$ 0
Gross losses	3	0
Net gains/(losses)	$649	$ 0
For the year ended December 31, 2000		
Gross gains	$ 4	$ 0
Gross losses	17	0
Net gains/(losses)	$ (13)	$ 0
For the year ended December 31, 1999		
Gross gains	$998	$ 1
Gross losses	18	3
Net gains/(losses)	$980	$(2)

Interest earned on investment securities for the years ended December 31 was as follows:

	2001	2000	1999
Taxable	$51,247	$53,238	$50,485
Tax-advantaged	3,297	4,195	5,232
Total	$54,544	$57,433	$55,717

4. LOANS AND LEASES

At December 31, loans and leases, net of unearned income ($20,381 at December 31, 2001, and $53,239 at December 31, 2000), were as follows:

	2001	2000
Commercial, financial, and agricultural	$ 434,780	$ 371,320
Real estate—construction	359,445	264,182
Real estate—mortgage	1,963,094	1,933,772
Consumer	325,170	350,707
Leases	437,009	513,629
Total	$3,519,498	$3,433,610

Net investment in direct financing leases is as follows:	2001	2000
Minimum lease payments receivable	$175,893	$172,775
Estimated residual value of leases	299,433	391,625
Unearned income under lease contracts	(38,317)	(50,771)
Total leases	$437,009	$513,629

During 2000, Hann originated $209 million in leases for resale. On December 29, 2000, Hann sold $190 million of operating leases in a sale-leaseback transaction. The remaining $19 million are held by Hann as collateral in the transaction and are recorded as lease financing receivables. Under the structure of the sale of the automobile leases, Hann sells the ownership of the automobiles and leases the vehicles back from the investors in a sale-leaseback transaction.

The original term of the leaseback transaction is approximately eight years, with an early buyout option on January 14, 2007. The difference in lease payments received from the consumer and paid to the investor, net of amortized costs, is recognized in vehicle origination and servicing fees on the statements of income.

In conjunction with the transaction, Susquehanna entered into an interest rate swap agreement to fix the return to Susquehanna and Hann. A deferred loss of $14 million was recognized on the swap and will be amortized over the estimated life of the transaction.

Below are Hann's minimum future lease payments under this arrangement.

2002	$ 23,713
2003	23,713
2004	23,713
2005	27,665
2006	30,035
Subsequent years	63,905
	$192,744

Certain directors and executive officers of Susquehanna and its affiliates, including their immediate families and companies in which they are principal owners (more than 10%), were indebted to banking subsidiaries. In the opinion of management, such loans are consistent with sound banking practices and are within applicable regulatory bank lending limitations. Susquehanna relies on the directors and executive officers for the identification of their associates.

The activity of loans to such persons whose balance exceeded $60 during 2001, 2000, and 1999 follows:

	2001	2000	1999
Balance—January 1	$35,246	$35,975	$27,225
Additions	22,587	48,735	28,273
Deductions:			
Amounts collected	19,258	46,599	24,657
Other changes	(10,075)	(2,865)	5,134
Balance—December 31	$28,500	$35,246	$35,975

Substantially all of Susquehanna's loans and leases are to enterprises and individuals in Pennsylvania, New Jersey, New York, Maryland, and West Virginia. Susquehanna, as shown in Table 11, has no concentration of loans to borrowers in any one industry, or related industry, which exceeds 10% of total loans.

An analysis of impaired loans at December 31, 2001 and 2000, is as follows:

	2001	2000
Impaired loans without a related reserve	$7,252	$4,379
Impaired loans with a reserve	2,111	2,970
Total impaired loans	$9,363	$7,349
Reserve for impaired loans	$ 560	$ 866

An analysis of impaired loans for the years ended December 31, 2001 and 2000 is presented as follows:

	2001	2000
Average balance of impaired loans	$11,865	$10,645
Interest income on impaired loans (cash basis)	$ 420	$ 76

5. ALLOWANCE FOR LOAN AND LEASE LOSSES

Changes in the allowance for loan and lease losses were as follows:

	2001	2000	1999
Balance—January 1	$37,187	$44,465	$39,440
Reserve acquired or (transferred)	539	(3,057)	0
Provision charged to operating expenses	7,310	3,726	11,203
	45,036	45,134	50,643
Charge-offs	9,424	9,700	8,419
Recoveries	2,086	1,753	2,241
Net charge-offs	7,338	7,947	6,178
Balance—December 31	$37,698	$37,187	$44,465

6. PREMISES AND EQUIPMENT

Property, buildings, and equipment, at December 31, were as follows:

	2001	2000
Land	$ 10,377	$ 9,706
Buildings	50,871	48,222
Furniture and equipment	61,282	60,462
Leasehold improvements	7,447	6,027
Land improvements	925	738
	$130,902	$125,155
Less: accumulated depreciation and amortization	70,839	66,852
	$ 60,063	$ 58,303

Depreciation and amortization expense charged to operations amounted to $8,357 in 2001, $7,594 in 2000, and $6,881 in 1999.

All subsidiaries lease certain banking branches and equipment under operating leases which expire on various dates through 2015. Renewal options are available for periods up to 20 years. Minimum future rental commitments under non-cancellable leases, as of December 31, 2001, are as follows:

	Operating Leases
2002	$ 3,434
2003	3,142
2004	2,857
2005	2,278
2006	1,589
Subsequent years	5,500
	$18,800

Total rent expense charged to operations amounted to $4,468 in 2001, $3,887 in 2000, and $3,475 in 1999.

7. DEPOSITS

Deposits at December 31 were as follows:

	2001	2000
Noninterest-bearing:		
Demand	$ 529,162	$ 462,297
Interest-bearing:		
Interest-bearing demand	915,080	817,866
Savings	435,959	413,878
Time	1,322,494	1,303,297
Time of $100 or more	281,636	251,675
Total deposits	$3,484,331	$3,249,013

8. BORROWINGS

Short-Term Borrowings

Short-term borrowings and weighted average interest rates, at December 31, were as follows:

	2001		2000	
	Amount	Rate	Amount	Rate
Securities sold under repurchase agreements	$ 158,140	3.28%	$198,573	5.72%
Treasury tax and loan notes	11,663	1.50	6,763	6.25
	$169,803		$205,336	

Federal Home Loan Bank Borrowings

December 31	2001	2000
Due 2001, 5.27% to 6.76%	$ 0	$ 111,250
Due 2002, 0.00% to 4.12%	28,800	1,500
Due 2003, 2.99% to 5.98%	145,800	114,700
Due 2004, 3.56% to 4.95%	180,200	15,000
Due 2006, 4.73% to 6.65%	30,580	691
Due 2008, 5.43% to 5.50%	75,000	75,000
Due 2009, 5.34%	3,000	3,000
Due 2010, 6.01% to 6.17%	42,750	42,750
Due 2011, 3.25% to 5.33%	60,080	83
Due 2012, 3.25%	144	150
Due 2013, 5.94%	188	199
Due 2014, 5.00% to 6.51%	1,021	1,041
Due 2018, 6.00%	339	343
Due 2019, 4.50% to 5.40%	245	194
Due 2020, 4.50% to 6.00%	2,433	2,053
	$570,580	$367,954

Susquehanna subsidiary banks are members of the Federal Home Loan Banks ("FHLB") of Atlanta, New York, and Pittsburgh, and, as such, can take advantage of the FHLB program for overnight and term advances at published daily rates. Under the terms of a blanket collateral agreement, advances from the FHLB are collateralized by qualifying first mortgages. In addition, all of the subsidiaries' stock in the FHLB is pledged as collateral for such debt. Advances available under this agreement are limited by available and qualifying collateral and the amount of FHLB stock held by the borrower.

Under this program Susquehanna subsidiaries have lines of credit available to them totalling $1.130 billion and $934 million, of which $571 million and $368 million were outstanding at December 31, 2001 and 2000, respectively. At December 31, 2001, Susquehanna subsidiaries could borrow an additional $559 million based on qualifying collateral. Such additional borrowings would require the subsidiaries to increase their investment in FHLB stock by approximately $25 million.

Vehicle Financing. Prior to 2000, Hann originated leases for other investors and financial institutions that contained Hann's guarantee for the residual values and any credit losses. Accounting principles generally accepted in the United States of America require Hann to reflect the entire amount of the lease obligation, on the balance sheet. Accordingly, an obligation under the lease contract with the same terms as the lease assets is recorded as vehicle financing in the borrowings section of the balance sheet. The contractual runoff of these obligations is projected to be $47,058 in 2002, $50,811 in 2003, $54,884 in 2004, and $18,709 in 2005 and beyond.

Long-Term Debt

	2001		2000	
	Amount	Rate	Amount	Rate
Senior notes due February 1, 2003	$ 35,000	6.30%	$ 35,000	6.30%
Term note due July 19, 2003	10,000	6.09	10,000	6.09
Term note due July 19, 2003	5,000	7.35	5,000	7.35
Term note due July 19, 2004	5,000	4.48	0	0
Subordinate notes due February 1, 2005	50,000	9.00	50,000	9.00
	$105,000		$100,000	

The notes require interest-only payments throughout their term with the entire principal balance paid at maturity. Susquehanna guarantees the $20 million in term notes for the holder of these instruments.

9. INCOME TAXES

The components of the provision for income taxes are as follows:

	2001	2000	1999
Current	$ 11,197	$ 464	$19,009
Deferred	14,424	24,229	(504)
Total	$25,621	$24,693	$18,505

The provision for income taxes differs from the amount derived from applying the statutory income tax rate to income before income taxes as follows:

	2001	2000	1999
Provision for statutory rates	$28,468	$27,879	$ 21,710
Tax-advantaged income	(2,033)	(2,595)	(2,857)
Other, net	(814)	(591)	(348)
Total	$25,621	$24,693	$18,505

Accounting for income taxes requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax return. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

The components of the net deferred tax asset/(liability) as of December 31 were as follows:

	2001	2000	1999
Deferred tax assets:			
Reserve for loan losses	$ 13,690	$ 13,991	$ 16,539
Accrued pension expense	872	904	1,180
Deferred directors' fees	570	564	564
Deferred compensation	1,005	1,103	775
Nonaccrual loan interest	1,096	996	1,398
Core deposit intangible	0	0	101
Purchase accounting	442	537	493
Suspended losses	4,085	18,665	38,311
Alternative minimum tax credit carryover	1,091	0	0
Other assets	1,436	2,696	4,835
Deferred tax liabilities:			
Deferred loan costs	(1,474)	(2,328)	(1,310)
FHLB stock dividends	(372)	(395)	(395)
Premises and equipment	(2,532)	(2,359)	(2,208)
Operating lease income, net	(50,975)	(54,993)	(56,116)
Recapture of savings banks' bad debt reserve	0	(90)	(344)
Unrealized investment securities (gains)/losses	(5,632)	408	6,961
Unrealized gain on recorded interest in securitized assets	(1,296)	0	0
Deferred intercompany gain	(4,798)	0	0
Other liabilities	(1,517)	(2,248)	(2,551)
Net deferred income tax asset/(liability)	$(44,309)	$(22,549)	$ 8,233

10. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

Susquehanna is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to orginate loans and standby letters of credit. The instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the consolidated statement of condition. The contract or notional amount of those instruments reflects the extent of involvement Susquehanna has in particular classes of financial instruments.

Susquehanna's exposure to credit loss in the event of nonperformance by the other party to the financial instruments for loan commitments and standby letters of credit is represented by the contractual amount of these instruments. Susquehanna uses the same credit policies for these instruments as it does for on-balance sheet instruments.

Standby letters of credit are conditional commitments issued by Susquehanna to guarantee the performance by a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

Commitments to originate loans are agreements to lend to a customer provided there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment does not necessarily represent future cash requirements. Susquehanna evaluates each customer's creditworthiness on a case-by-case basis.

The amount of collateral obtained, if deemed necessary by Susquehanna upon extension of credit, is based on management's credit evaluation of the borrower.

Financial instruments with off-balance sheet risk at December 31, 2001 and 2000, are as follows:

Contractual	2001	2000
Financial instruments whose contract amounts represent credit risk:		
Standby letters of credit	$ 86,161	$ 37,313
Commitments to originate loans	360,690	175,929
Unused portion of home equity and credit card lines	164,714	171,836
Other unused commitments, principally commercial lines of credit	424,945	517,463

11. FAIR VALUE OF FINANCIAL INSTRUMENTS

Susquehanna's estimated fair value information about financial instruments is presented in a table following. Some of this information is presented whether it is recognized in the Consolidated Balance Sheets or not, and if it is practicable to estimate that value. Fair value is best determined by values quoted through active trading markets.

Active trading markets are characterized by numerous transactions of similar financial instruments between willing buyers and willing sellers. Because no active trading market exists for various types of financial instruments, many of the fair values disclosed were derived using present value discounted cash flow or other valuation techniques. As a result, Susquehanna's ability to actually realize these derived values cannot be assured.

The estimated fair values disclosed herewith may vary significantly between institutions based on the estimates and assumptions used in the various valuation methodologies. The disclosure requirements exclude disclosure of nonfinancial assets such as buildings as well as certain financial instruments such as leases.

Susquehanna also has several intangible assets which are not included in the fair value disclosures such as mortgage servicing rights, customer lists, and core deposit intangibles. Accordingly, the aggregate estimated fair values presented do not represent the underlying value of Susquehanna. The following methods and assumptions were used to estimate the fair value of each class of financial instrument.

Cash and Due from Banks and Short-Term Investments. The fair value of cash and due from banks and short-term investments is deemed to be the same as their carrying value.

Investment Securities. The fair value of investment securities is estimated based on quoted market prices, where available. When quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Loans and Leases. Variable rate loans which do not expose Susquehanna to interest rate risk have a fair value that equals their carrying value, discounted for estimated future credit losses. The fair value of fixed rate loans and leases was based upon the present value of projected cash flows. The discount rate was based upon the U.S. Treasury yield curve, adjusted for credit risk.

Deposits. The fair values of demand, interest-bearing demand, and savings deposits are the amounts payable on demand at the balance sheet date. The carrying value of variable rate time deposits represents a reasonable estimate of fair value. The fair value of fixed rate time deposits is based upon the discounted value of future cash flows expected to be paid at maturity. Discount rates are calculated off the U.S. Treasury yield curve.

Short-Term Borrowings. The carrying amounts reported in the balance sheet represent a reasonable estimate of fair value since these liabilities mature in less than one year.

FHLB Borrowings, Vehicle Financing, and Long-Term Debt. Fair values were based upon quoted rates of similar instruments, issued by banking companies with similar credit ratings.

Off-Balance Sheet Items. The fair value of unused commitments to lend and standby letters of credit is deemed to be the same as their carrying value.

The following table represents the carrying amount and estimated fair value of Susquehanna's financial instruments at December 31:

	2001		2000	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Assets:				
Cash and due from banks	$ 149,233	$ 149,233	$ 129,101	$ 129,101
Short-term investments	88,565	88,565	59,035	59,035
Investment securities	1,021,091	1,021,091	898,604	898,943
Loans and leases, net of unearned income	3,519,498	3,581,495	3,433,610	3,423,848
Liabilities:				
Deposits	3,484,331	3,520,173	3,249,013	3,263,437
Short-term borrowings	169,803	169,803	205,336	205,336
FHLB borrowings	570,580	578,333	367,954	364,851
Vehicle financing	171,462	170,587	357,522	352,891
Long-term debt	105,000	109,919	100,000	99,668

12. BENEFIT PLANS

Susquehanna maintains a single non-contributory pension plan that covers substantially all full-time employees. In addition, Susquehanna offers life insurance and other benefits to its retirees. A summary of the plans at December 31 is as follows:

	Pension Benefits		Other Benefits	
	2001	2000	2001	2000
Change in Benefit Obligation				
Benefit obligation at beginning of year	$38,436	$35,151	$ 3,604	$ 3,099
Service cost	2,015	1,790	137	141
Interest cost	2,788	2,737	273	250
Plan participants' contributions	0	0	147	0
Amendments	402	96	0	70
Actuarial (gain)/loss	(501)	614	(64)	131
Benefits paid	(2,392)	(1,952)	(220)	(87)
Benefit obligation at end of year	$40,748	$38,436	$ 3,877	$ 3,604
Change in Plan Assets				
Fair value of plan assets at beginning of year	$44,870	$ 47,352	$ 0	$ 0
Actual return on plan assets	(2,043)	(534)	0	0
Employer contributions	71	4	73	87
Plan participants' contributions	0	0	147	0
Benefits paid	(2,392)	(1,952)	(220)	(87)
Fair value of plan assets at end of year	$40,506	$44,870	$ 0	$ 0
Funded status	$ (241)	$ 6,434	$(3,877)	$(3,604)
Unrecognized net actuarial gain	(1,329)	(7,163)	(1,009)	(954)
Unrecognized prior service cost	(1,561)	(2,197)	364	410
Unrecognized transition asset	(345)	(413)	1,251	1,364
Accrued benefit cost	$ (3,476)	$ (3,339)	$(3,271)	$(2,784)

	Pension Benefits			Other Benefits		
	2001	2000	1999	2001	2000	1999
Components of Net Periodic Benefit Expense/(Income)						
Service cost	$ 2,015	$ 1,790	$ 1,916	$137	$141	$146
Interest cost	2,788	2,737	2,505	273	250	212
Expected return on plan assets	(3,967)	(4,202)	(3,962)	0	0	0
Amortization of prior service cost	(235)	(269)	(277)	46	46	41
Amortization of transition asset	(68)	(68)	(68)	113	113	113
Amortization of net actuarial gain	(324)	(796)	(305)	(9)	(46)	(28)
Net periodic benefit expense/(income)	$ 209	$ (808)	$ (191)	$560	$504	$484
Weighted-Average Assumptions at Year-End						
Discount rate	7.25%	8.00%	8.00%	7.25%	7.50%	8.00%
Expected return on plan assets	9.00%	9.00%	9.00%	0.00%	0.00%	0.00%
Rate of compensation increase	4.50%	4.50%	4.50%	4.50%	4.50%	4.50%

The plan assets were invested principally in U.S. Government securities and listed stocks and bonds including 56,231 and 54,078 shares of Susquehanna common stock at December 31, 2001 and 2000, respectively.

Susquehanna maintains a 401(k) savings plan which allows employees to invest a percentage of their earnings, matched up to a certain amount specified by Susquehanna. Contributions to the savings plan which are included in salaries and benefits expense amounted to $1,253 in 2001, $1,169 in 2000, and $1,192 in 1999.

Susquehanna offers an Employee Stock Purchase Plan ("ESPP"), which allows employees to purchase Susquehanna common stock up to 5% of their salary at discount to the market price, through payroll deductions.

On December 16, 1998, Susquehanna acquired Cardinal Bancorp, Inc. ("Cardinal"), a Pennsylvania bank holding company. Cardinal, prior to the merger with Susquehanna, had issued 135,099 Stock Purchase Options to the members of Cardinal's Board of Directors. Susquehanna succeeded Cardinal as a party to the options as a result of the merger. The option prices range from a low of $6.44 to a high of $10.25.

Susquehanna implemented an Equity Compensation Plan ("Compensation Plan") in 1997 under which Susquehanna may grant options to its employees and directors for up to 2,462,500 shares of common stock. Under the Compensation Plan, the exercise price of each nonqualified option equals the market price of the company's stock on the date of grant, and an option's maximum term is 10 years. Options are granted upon approval of the Board of Directors and typically vest one-third at the end of years three, four, and five. The option prices range from a low of $13.00 to a high of $24.75.

On January 1, 1996, Susquehanna adopted SFAS 123 and as permitted by SFAS 123, Susquehanna has chosen to apply APB Opinion No.25, "Accounting for Stock Issued to Employees", and related interpretations in accounting for the Compensation Plan. Accordingly, no compensation cost has been recognized for options granted under the Compensation Plan.

For purposes of disclosure, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option-valuation model based upon the assumptions noted below. The pro forma effects on net income include both the Compensation Plan and the ESPP.

	2001		2000		1999	
	Dollars	Per Share	Dollars	Per Share	Dollars	Per Share
Weighted-average fair value of options granted during the year	$1,096	$4.52	$1,290	$ 3.36	$1,321	$ 4.49
Fair value disclosures pro forma effect on:						
Net income	(746)		(797)		(328)	
Basic earnings per share		(0.02)		(0.02)		(0.01)
Diluted earnings per share	N/A*		N/A*			0.00
Weighted-average fair value assumptions:						
Dividend yield	3.5%		3.5%		3.0%	
Expected volatility	23.5%		23.0%		22.0%	
Risk-free interest rate	5.5%		6.6%		5.7%	
Expected term	7 years		7 years		7 years	

**For the years ended December 31, 2001 and 2000, the application of SFAS 123 would have an anti-dilutive effect.*

	2001		2000		1999	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year:	1,470,529	$15.90	1,094,625	$16.76	892,870	$15.36
Granted	242,251	17.25	382,500	13.31	294,117	18.19
Forfeited	34,209	15.89	2,500	13.31	0	0
Exercised	75,824	11.08	4,096	6.90	92,362	7.81
Outstanding at end of year	1,602,747	$16.33	1,470,529	$15.90	1,094,625	$16.76
Outstanding at end of year:						
Granted prior to 1999	722,847	$16.83	572,193	$12.96	576,289	$12.92
Granted 1999	278,774	18.19	224,219	24.75	224,219	24.75
Granted 2000	363,750	13.31	294,117	18.19	294,117	18.19
Granted 2001	237,376	17.25	380,000	13.31	0	0
Outstanding at end of year	1,602,747	$16.33	1,470,529	$15.90	1,094,625	$16.76
Options exercisable at year-end:						
Granted prior to 1999	758,807	$15.64	427,599	$12.62	302,848	$12.16
Granted 1999	0	0	0	0	0	0
Granted 2000	0	0	0	0	0	0
Granted 2001	0	0	0	0	0	0
Options exercisable at year-end	758,807	$15.64	427,599	$12.62	302,848	$12.16
Weighted average remaining contractual maturity of options outstanding at year-end:						
Granted prior to 1999		5.1 years				
Granted 1999		7.4 years				
Granted 2000		8.4 years				
Granted 2001		9.4 years				
Total		6.9 years				

13. SUSQUEHANNA BANCSHARES, INC. (Parent only)
CONDENSED BALANCE SHEETS

December 31	2001	2000
Assets		
Cash in subsidiary bank	$ 2,117	$ 1,037
Investment in consolidated subsidiaries at equity in net assets	567,277	526,150
Other investment securities	2,690	2,414
Premises and equipment (net)	2,703	2,649
Other assets	9,592	11,070
Total assets	$584,379	$543,320
Liabilities		
Long-term debt	$ 85,000	$ 85,000
Accrued taxes and expenses payable	5,843	4,883
Total liabilities	90,843	89,883
Equity		
Common stock ($2 par value)	78,796	78,796
Surplus	57,986	57,872
Retained earnings	345,508	320,020
Accumulated other comprehensive income, net of taxes	12,009	(757)
Less: Treasury stock at cost	763	2,494
Total stockholders' equity	493,536	453,437
Total liabilities and stockholders' equity	$584,379	$543,320

SUSQUEHANNA BANCSHARES, INC. (Parent only)
CONDENSED STATEMENTS OF INCOME

Year ended December 31	2001	2000	1999
Income			
Dividends from subsidiaries	$ 68,821	$71,581	$35,814
Interest, dividends, and gains on sales of investment securities	419	3,145	959
Interest and management fee from subsidiaries	37,506	22,840	3,408
Total income	106,746	97,566	40,181
Expenses			
Interest expense	6,864	6,863	6,864
Restructuring charges	0	0	3,410
Other expenses	36,786	31,872	7,145
Total expenses	43,650	38,735	17,419
Income before taxes, and equity in undistributed income of subsidiaries	63,096	58,831	22,762
Income tax provision/(benefit)	421	(125)	(1,470)
Equity in undistributed income of subsidiaries	(6,959)	(3,994)	19,291
Net Income	$ 55,716	$54,962	$43,523

SUSQUEHANNA BANCSHARES, INC. (Parent only)
CONDENSED STATEMENTS OF CASH FLOWS

Year ended December 31	2001	2000	1999
Operating Activities			
Net income	$ 55,716	$ 54,962	$ 43,523
Adjustment to reconcile net income to cash provided by operating activities:			
Depreciation and amortization	666	1,409	357
Equity in undistributed income of subsidiaries and income of subsidiaries accrued not received	6,959	3,994	(19,291)
Decrease/(increase) in other assets	(282)	(3,553)	(651)
Increase/(decrease) in accrued expenses payable	960	(2,604)	(278)
Other, net	(956)	4,585	(959)
Net cash provided from operating activities	63,063	58,793	22,701
Investing Activities			
Purchase of investment securities	0	(8)	(500)
Proceeds from the sale/maturities of investment securities	72	0	1,089
Capital expenditures	(547)	(2,699)	(204)
Net infusion of investment in subsidiaries	(33,125)	(25,879)	(1,814)
Net cash used for investing activities	(33,600)	(28,586)	(1,429)
Financing Activities			
Proceeds from issuance of common stock	1,845	772	1,372
Dividends paid	(30,228)	(27,092)	(22,918)
Cash paid for treasury stock	0	(3,097)	(287)
Net cash (used for)/provided from financing activities	(28,383)	(29,417)	(21,833)
Net (decrease)/increase in cash and cash equivalents	1,080	790	(561)
Cash and cash equivalents at January 1	1,037	247	808
Cash and cash equivalents at December 31	$ 2,117	$ 1,037	$ 247
Cash in subsidiary bank at December 31	$ 2,117	$ 1,037	$ 247

14. EARNING PER SHARE

The following table sets forth the calculation of basic and diluted earnings per share for the years ended below:

December 31	2001			2000			1999		
	Income	Shares	Per Share Amount	Income	Shares	Per Share Amount	Income	Shares	Per Share Amount
Basic Earnings per Share:									
Income available to common stockholders	$55,716	39,263	$1.42	$54,962	39,262	$1.40	$43,523	39,320	$1.11
Effect of Diluted Securities:									
Stock options outstanding		330			103			177	
Diluted Earnings per Share:									
Income available to common stockholders and assuming conversion	$55,716	39,593	$1.41	$54,962	39,365	$1.40	$43,523	39,497	$1.10

15. REGULATORY RESTRICTIONS OF BANKING SUBSIDIARIES

Susquehanna is limited by regulatory provisions in the amount it can receive in dividends from its banking subsidiaries. Accordingly, at December 31, 2001, $13,340 is available for dividend distribution to Susquehanna in 2002 from its banking subsidiaries.

Included in cash and due from banks are balances required to be maintained by banking subsidiaries on deposit with the Federal Reserve. The amounts of such reserves are based on percentages of certain deposit types and totalled $3,075 and $1,427 at December 31, 2001 and 2000, respectively.

In accordance with certain lease and retail loan financing arrangements, Hann maintains prescribed amounts of cash in accounts with the respective financial institutions. The total of such amounts represents restricted cash of $41,584 and $32,731 at December 31, 2001 and 2000, respectively.

16. CONTINGENT LIABILITIES

Susquehanna is party to various legal proceedings incidental to its business. Certain claims, suits, and complaints arising in the ordinary course of business have been filed or are pending against Susquehanna. In the opinion of management, all such matters are adequately covered by insurance or, if not covered, are without merit or are of such kind, or involve such amounts, as would not have a material effect on the financial position, results of operations, and cash flows of Susquehanna, if disposed of unfavorably.

PricewaterhouseCoopers

PricewaterhouseCoopers LLP
One South Market Square
Harrisburg, PA 17101-9916
Telephone (717) 231 5900
Facsimile (717) 232 5672

Report of Independent Accountants

Board of Directors and Stockholders
of Susquehanna Bancshares, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, changes in stockholders' equity, and cash flows present fairly, in all material respects, the financial position of Susquehanna Bancshares, Inc. (Susquehanna) and its subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of Susquehanna's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

January 22, 2002

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

The following pages of this report present management's discussion and analysis of the consolidated financial condition and results of operations of Susquehanna Bancshares, Inc., including its subsidiaries (collectively, "Susquehanna"): Farmers First Bank; Farmers & Merchants Bank and Trust; First American Bank of Pennsylvania; First Susquehanna Bank & Trust; WNB Bank; Citizens Bank of Southern Pennsylvania; Susquehanna Bancshares East, Inc. and its commercial bank subsidiaries Equity Bank and Founders' Bank; Susquehanna Bancshares South, Inc. and its commercial bank subsidiary Susquehanna Bank; Boston Service Company, Inc., t/a Hann Financial Service Corp. ("Hann"); Susque-Bancshares Leasing Co., Inc.; Susque-Bancshares Life Insurance Company; Valley Forge Asset Management Corp.; and Conestoga Management Company, a non-operating, passive investment subsidiary.

Certain statements in this document may be considered to be "forward-looking statements" as that term is defined in the U.S. Private Securities Litigation Reform Act of 1995, such as statements that include the words "expect," "estimate," "project," "anticipate," "should," "intend," "probability," "risk," "target," "objective," and similar expressions or variations on such expressions. In particular, this document includes forward-looking statements relating, but not limited to, Susquehanna's potential exposures to various types of market risks, such as interest rate risk and credit risk. Such statements are subject to certain risks and uncertainties. For example, certain of the market risk disclosures are dependent on choices about key model characteristics and assumptions and are subject to various limitations. By their nature, certain of the market risk disclosures are only estimates and could be materially different from what actually occurs in the future. As a result, actual income gains and losses could materially differ from those that have been estimated. Other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: general economic conditions in market areas in which Susquehanna has significant business activities or investments; the monetary and interest rate policies of the Board of Governors of the Federal Reserve System; inflation; deflation; unanticipated turbulence in interest rates; changes in laws, regulations, and taxes; changes in competition and pricing environments; natural disasters; the inability to hedge certain risks economically; the adequacy of loss reserves; acquisitions or restructuring; technological changes; changes in consumer spending and saving habits; and the success of Susquehanna in managing the risks involved in the foregoing.

The management of Susquehanna encourages readers of this report to understand forward-looking statements to be strategic objectives rather than absolute targets of future performance. Forward-looking statements speak only as of the date they are made. Susquehanna does not update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements are made or to reflect the occurrence of unanticipated events.

The following discussion and analysis, the purpose of which is to provide investors and others with information that Susquehanna's management believes to be necessary for an understanding of its financial condition, changes in financial condition, and results of operations should be read in conjunction with the financial statements, notes, and other information contained in this document.

RESULTS OF OPERATIONS

Summary of 2001 Compared to 2000. Susquehanna's net income for the year ended December 31, 2001, increased $0.7 million, or 1%, over 2000 net income of $55.0 million. Susquehanna's earnings performance was enhanced by significant improvements in non-interest income, which during the year 2001 exceeded 33% of total revenues. The $10.2 million improvement in non-interest income over the year ended December 31, 2000, was split almost equally between banking activities and non-bank affiliate operations.

Diluted earnings per share ("EPS") increased 1% from $1.40 per share for the year ended 2000 to $1.41 per share for the year ended 2001. Return on average assets ("ROA") and return on average equity ("ROE") finished at 1.14% and 11.78%, respectively, for the year 2001, compared with 1.15% and 13.01%, respectively, for 2000.

Through various acquisitions utilizing the purchase method of accounting for business combinations, Susquehanna has created intangible assets. Amortization of such intangible assets is a non-cash charge that significantly affects Susquehanna's earnings and financial ratios. Tangible net income is actual net income increased by the tax-effected amortization of those intangible assets that are deducted from stockholders' equity in determining Tier I capital.

For 2001, tangible net income, basic earnings per share, ROA, and ROE were $59.1 million, $1.51, 1.23%, and 13.81%, respectively, compared to 2001 actual net income, basic earnings per share, ROA, and ROE of $55.7 million, $1.42, 1.14%, and 11.78%, respectively.

Tangible net income, basic earnings per share, ROA, and ROE for 2000 were $58.1 million, $1.48, 1.23%, and 15.08%, respectively.

Net Interest Income—Taxable Equivalent Basis. The major source of operating revenues for Susquehanna is net interest income, which rose to a level of $172.2 million in 2001, $7.3 million, or 4%, above the $164.9 million attained in 2000. Net interest income increased in 2001 despite the substantial decline in the levels of total interest income, which was more than offset by a decline in total interest expense. These declines are the direct result of the Federal Reserve Bank's lowering of interest rates eleven times during 2001.

Net interest income is income that remains after deducting, from total income generated by earning assets, the interest expense attributable to the acquisition of the funds required to support earning assets. Income from earning assets includes income from loans, income from investment securities and income from short-term investments. The amount of interest income is dependent upon many factors including the volume of earning assets, the general level of interest rates, the dynamics of the change in interest rates, and levels of nonperforming loans. The cost of funds varies with the amount of funds necessary to support earning assets, the rates paid to attract and hold deposits, rates paid on borrowed funds, and the levels of non-interest-bearing demand deposits and equity capital.

Table 1 presents average balances, taxable equivalent interest income and expenses, and yields earned or paid on these assets and liabilities of Susquehanna. For purposes of calculating taxable equivalent interest income, tax-exempt interest has been adjusted using a marginal tax rate of 35% in order to equate the yield to that of taxable interest rates. Net interest income as a percentage of net interest income and other income was 67%, 69%, and 75% for the twelve months ended December 31, 2001, 2000 and 1999, respectively.

Table 2 illustrates that the increase in net interest income in 2001 compared with 2000 was primarily attributable to volumes. The average growth in interest-earning assets of $67 million in 2001 over 2000 was due to a $39 million increase in loans and a $28 million increase in Susquehanna's investment portfolio. As illustrated in Table 1, the tax equivalent yield on earning assets for 2001 decreased to 7.68% from 8.09% in 2000. This decrease was due to the steady drop in interest rates throughout 2001, which was the primary cause for the $13.0 million decrease in taxable equivalent interest income. Table 2 also illustrates that the decrease in interest expense in 2001 compared with 2000 was also attributed to lower interest rates. Decreases in rates paid for interest-bearing deposits, short-term borrowings, and Federal Home Loan Bank ("FHLB") borrowings were the primary reasons for the $19.4 million decrease in interest expense. Consequently, the average cost of funds decreased from 4.90% in 2000 to 4.37% in 2001. Also contributing to the lower cost of funds was an increase in lower cost deposits offsetting a decrease in higher cost borrowings.

As a result of the preceding comments, Susquehanna's net interest margin, on a taxable equivalent basis, increased from 3.83% in 2000 to 3.91% in 2001.

Variances do occur in the net interest margin, as an exact repricing of assets and liabilities is not possible. A further explanation of the impact of asset and liability repricing is found in the section titled "Market Risks."

Provision and Allowance for Loan and Lease Losses. The provision for loan and lease losses is the expense necessary to maintain the allowance for loan and lease losses at a level adequate to absorb management's estimate of inherent losses in the loan and lease portfolio. Susquehanna's provision for loan and lease losses is based upon management's quarterly review of the loan portfolio. The purpose of the review is to assess loan quality, identify impaired loans, analyze delinquencies, ascertain loan growth, evaluate potential charge-offs and recoveries, and assess general economic conditions in the markets that its affiliates serve.

Commercial and real estate loans are internally risk rated by Susquehanna's loan officers and periodically reviewed by Susquehanna's loan quality personnel. Consumer, residential real estate loans, and leases are generally analyzed in the aggregate because they are of relative small dollar size and are homogeneous in nature.

TABLE 1—DISTRIBUTION OF ASSETS, LIABILITIES, AND STOCKHOLDERS' EQUITY

INTEREST RATES AND INTEREST DIFFERENTIAL—TAX EQUIVALENT BASIS

Dollars in thousands	2001			2000			1999		
Assets	**Average Balance**	**Interest**	**Rate %**	Average Balance	Interest	Rate %	Average Balance	Interest	Rate %
Short-term investments	**$ 88,379**	**$ 3,539**	**4.00**	$ 50,715	$ 2,937	5.79	$ 67,021	$ 3,089	4.61
Investment securities:									
Taxable	**834,066**	**51,219**	**6.14**	824,902	53,238	6.45	811,255	50,394	6.21
Tax-advantaged	**72,090**	**5,115**	**7.10**	90,898	6,455	7.10	116,037	8,189	7.06
Total investment securities	**906,156**	**56,334**	**6.22**	915,800	59,693	6.52	927,292	58,583	6.32
Loans and leases (net):									
Taxable	**3,444,049**	**280,730**	**8.15**	3,393,175	289,827	8.54	3,298,442	273,387	8.29
Tax-advantaged	**43,945**	**3,820**	**8.69**	55,970	4,952	8.85	49,380	4,451	9.01
Total loans and leases	**3,487,994**	**284,550**	**8.16**	3,449,145	294,779	8.55	3,347,822	277,838	8.30
Total interest-earning assets	**4,482,529**	**344,423**	**7.68**	4,415,660	$357,409	8.09	4,342,135	$339,510	7.82
Allowance for loan and lease losses	**(38,409)**			(41,340)			(41,011)		
Other non-earning assets	**423,029**			401,395			351,187		
Total assets	**$4,867,149**			$4,775,715			$4,652,311		
Liabilities & Stockholders' Equity									
Deposits:									
Interest-bearing demand	**$ 834,950**	**$ 18,145**	**2.20**	$ 773,552	$ 22,080	2.85	$ 785,175	$ 20,359	2.59
Savings	**420,818**	**6,324**	**1.50**	420,512	7,709	1.83	444,938	8,166	1.84
Time	**1,568,646**	**84,222**	**5.37**	1,552,939	85,216	5.49	1,519,267	77,488	5.10
Short-term borrowings	**211,033**	**7,976**	**3.78**	199,001	11,597	5.83	122,406	5,754	4.70
FHLB borrowings	**446,835**	**23,656**	**5.29**	388,078	23,139	5.96	354,644	19,600	5.53
Long-term debt	**101,329**	**7,843**	**7.74**	99,105	7,762	7.83	95,000	7,481	7.87
Vehicle financing	**293,885**	**20,886**	**7.11**	416,295	30,961	7.44	451,841	34,679	7.68
Total interest-bearing liabilities	**3,867,496**	**169,052**	**4.37**	3,849,482	$188,464	4.90	3,773,271	$173,527	4.60
Demand deposits	**468,319**			441,894			421,055		
Other liabilities	**58,362**			61,725			41,614		
Total liabilities	**4,394,177**			4,353,101			4,235,940		
Stockholders' equity	**472,972**			422,614			416,371		
Total liabilities & stockholders' equity	**$4,867,149**			$4,775,715			$4,652,311		
Net interest income/yield on average earning assets		**$175,371**	**3.91**		$168,945	3.83		$165,983	3.82

For purposes of calculating loan yields, the average loan volume includes nonaccrual loans. For purposes of calculating yields on tax-advantaged interest income, the taxable equivalent is made to equate tax-advantaged interest on the same basis as taxable interest. The marginal tax rate is 35%..

In addition to economic conditions, consideration of loan portfolio diversification, delinquency, and historic loss experience, consideration is also given in examinations performed by the regulatory authorities.

To determine the allowance and corresponding loan and lease loss provision, the amount required for specific loans is first determined. For certain commercial and construction loans, this amount is based upon specific borrower data determined by reviewing individual non-performing, delinquent, or potentially troubled credits. The remaining commercial loans as well as consumer, residential real estate, and lease allowances, which may include specific reserves, generally are based upon recent charge-off and delinquency history, other known trends, and expected losses over the remaining lives of these loans, as well as the condition of local, regional, and national economies. In addition, both a general reserve and a reserve for unused commitments are determined using the same criteria applied to the remaining commercial portfolio by risk-rating type.

To ensure adequacy to a higher degree of confidence, a portion of the allowance for loan and lease losses is considered unallocated. The unallocated portion of the allowance is the amount which, when added to these allocated amounts, brings the total to the amount deemed adequate by management at that time.

TABLE 2—CHANGES IN NET INTEREST INCOME—TAX EQUIVALENT BASIS

	2001 Versus 2000 Increase /(Decrease) Due to Change in			2000 Versus 1999 Increase/ (Decrease) Due to Change in		
Dollars in thousands	Average Volume	Average Rate	Total	Average Volume	Average Rate	Total
Interest Income						
Other short-term investments	$ 1,706	$ (1,104)	$ 602	$ (846)	$ 694	$ (152)
Investment securities:						
Taxable	586	(2,605)	(2,019)	858	1,986	2,844
Tax-advantaged	(1,335)	(5)	(1,340)	(1,785)	51	(1,734)
Total investment securities	(749)	(2,610)	(3,359)	(927)	2,037	1,110
Loans (net of unearned income):						
Taxable	4,296	(13,393)	(9,097)	7,968	8,472	16,440
Tax-advantaged	(1,046)	(86)	(1,132)	584	(83)	501
Total loans	3,250	(13,479)	(10,229)	8,553	8,388	16,941
Total interest-earning assets	$ 4,207	$(17,193)	$(12,986)	$ 6,780	$ 11,119	$17,899
Interest Expense						
Deposits:						
Interest-bearing demand	$ 1,392	$ (5,327)	$ (3,935)	$ (305)	$ 2,026	$ 1,721
Savings	6	(1,391)	(1,385)	(448)	(9)	(457)
Time	856	(1,850)	(994)	1,747	5,981	7,728
Short-term borrowings	665	(4,286)	(3,621)	4,225	1,618	5,843
FHLB borrowings	3,278	(2,761)	517	1,927	1,612	3,539
Long-term debt	173	(92)	81	322	(41)	281
Vehicle financing	(8,753)	(1,322)	(10,075)	(2,668)	(1,050)	(3,718)
Total interest-bearing liabilities	(2,383)	(17,029)	(19,412)	4,800	10,137	14,937
Net interest income	$ 6,590	$ (164)	$ 6,426	$ 1,979	$ 983	$ 2,962

Changes which are due in part to volume and in part to rate are allocated in proportion to their relationship to the amounts of changes attributed directly to volume and rate.

This unallocated portion is available to absorb losses sustained anywhere within the loan and lease portfolios. Table 10 presents this allocation.

The loan portfolio represents loans and leases made primarily within Susquehanna's market area, which includes principally central and southeastern Pennsylvania, Maryland, and New Jersey, and to a lesser extent, southwestern Pennsylvania, Connecticut, Delaware, West Virginia, northern Virginia, and the southern tier of New York state.

Determining the level of the allowance for possible loan and lease losses at any given period is difficult, particularly during deteriorating or uncertain economic periods. Management must make estimates using assumptions and information which is often subjective and changing rapidly. The review of the loan and lease portfolios is a continuing event in light of a changing economy and the dynamics of the banking and regulatory environment. In management's opinion, the allowance for loan and lease losses is adequate at December 31, 2001. There can be no assurance, however, that Susquehanna will not sustain losses in future periods, which could be greater than allowance size at December 31, 2001. As illustrated in Table 3, the provision for loan and lease losses was $7.3 million for 2001 compared to $3.7 million in 2000. Net charge-offs, as presented in Table 3, were $7.3 million in 2001 compared with $7.9 million in 2000. The allowance for loan and lease losses at December 31, 2001, was 1.07% of period-end loans and leases, or $37.7 million, compared with 1.08% or $37.2 million at December 31, 2000.

Should the economic climate deteriorate further, borrowers may experience difficulty, and the level of non-performing loans and assets, charge-offs, and delinquencies could rise and require further increases in the provision.

In addition, regulatory authorities, as an integral part of their examinations, periodically review the allowance for possible loan and lease losses. They may require additions to allowances based upon their judgments about information available to them at the time of examination.

It is the policy of Susquehanna not to renegotiate the terms of a loan simply because of a delinquency status. Rather, a loan is typically transferred to non-accrual status if it is not well secured and in the process of collection, and is considered delinquent in payment if either principal or interest is past due beyond 90 days. Interest income received on non-performing loans in 2001 and 2000 was $1.0 million and $0.9 million, respectively. Interest income which would have been recorded on these loans under the original terms was $1.3 million and $1.5 million for 2001 and 2000, respectively. At December 31, 2001, Susquehanna had no outstanding commitments to advance additional funds with respect to these non-performing loans.

Table 3 is an analysis of provision levels as well as the activity in the allowance for loan and lease losses for the past five years. Table 4 reflects the five-year history of non-performing assets and loans and leases contractually past due 90 days and still accruing. Total non-performing assets at December 31, 2001 and 2000, were $19.3 and $20.6 million, respectively, including $3.8 million and $4.0 million, respectively, in other real estate acquired through foreclosure. Non-performing assets as a percentage of period-end loans and leases and other real estate owned was 0.55% at December 31, 2001, a decline from 0.60% at December 31, 2000.

Real estate acquired through foreclosure is carried at its fair value, which is calculated as the lower of the recorded amount of the loan for which the foreclosed property served as collateral, or the fair market value of the property as determined by a current appraisal less estimated costs to sell. Prior to foreclosure, the recorded amount of the loan is written-down, if necessary, to fair value by charging the allowance for loan and lease losses. Subsequent to foreclosure, gains or losses on the sale of real estate acquired through foreclosure are recorded in operating income, and any losses determined as a result of periodic valuations are charged to other operating expense.

Loans with principal and/or interest delinquent 90 days or more and still accruing interest were $11.5 million at December 31, 2001, a decrease from $13.8 million at December 31, 2000. A softening of certain segments of the economy may adversely affect certain borrowers and may cause additional loans to become past due beyond 89 days or be placed on non-accrual status because of uncertainty of receiving full payment of either principal or interest on these loans.

Potential problem loans consist of loans that are performing under contract but for which potential credit problems have caused Susquehanna to place them on its internally monitored loan list. At December 31, 2001, such loans, which are not included in Table 4, amounted to $12.9 million. Depending upon the state of the economy and the impact thereon to these borrowers, as well as future events such as regulatory examination assessments, these loans and others not currently so identified could be classified as non-performing assets in the future.

TABLE 3—PROVISION AND ALLOWANCE FOR LOAN AND LEASE LOSSES

Dollars in thousands	**2001**	2000	1999	1998	1997
Allowance for loan and lease losses, January 1	**$ 37,187**	$ 44,465	$ 39,440	$ 39,316	$ 38,464
Allowance acquired in business combination	**539**	0	0	0	1,460
Allowance transferred to third-party guarantor	**0**	3,057	0	0	0
Additions to provision for loan and lease losses charged to operations	**7,310**	3,726	11,203	5,780	4,806
Loans and leases charged-off during the year:					
Commercial, financial, agricultural, and leases	**4,976**	3,880	3,181	2,039	1,612
Real estate—mortgage	**1,270**	1,634	2,050	1,657	1,355
Consumer	**3,178**	4,186	3,188	3,413	3,820
Total charge-offs	**9,424**	9,700	8,419	7,109	6,787
Recoveries of loans and leases previously charged-off:					
Commercial, financial, agricultural, and leases	**397**	275	550	428	413
Real estate—mortgage	**363**	369	812	182	71
Consumer	**1,326**	1,109	879	843	889
Total recoveries	**2,086**	1,753	2,241	1,453	1,373
Net charge-offs	**7,338**	7,947	6,178	5,656	5,414
Allowance for loan and lease losses, December 31	**$ 37,698**	$ 37,187	$ 44,465	$ 39,440	$ 39,316
Average loans and leases outstanding	**$3,537,316**	$3,449,145	$3,347,822	$3,140,339	$2,891,979
Period-end loans and leases	**3,519,498**	3,433,610	3,469,661	3,248,818	3,072,685
Net charge-offs as a percentage of average loans and leases	**0.21%**	0.23%	0.18%	0.18%	0.19%
Allowance as a percentage of period-end loans and leases	**1.07%**	1.08%	1.28%	1.21%	1.28%

TABLE 4—NON-PERFORMING ASSETS

Dollars in thousands

At December 31	**2001**	2000	1999	1998	1997
Loans contractually past due 90 days and still accruing	**$11,498**	$13,798	$10,360	$10,645	$ 7,248
Non-performing assets:					
Nonaccrual loans:					
Commercial, financial, agricultural, and leases	**4,680**	3,856	1,510	1,659	934
Real estate—mortgage	**10,795**	12,568	20,989	18,409	21,995
Consumer	**41**	117	271	343	622
Restructured loans	**0**	0	0	1,258	93
Other real estate owned	**3,761**	4,039	4,703	4,745	4,547
Total non-performing assets	**$19,277**	$20,580	$27,473	$26,414	$28,191
Total non-performing assets as a percentage of period-end loans and leases and other real estate owned	**0.55%**	0.60%	0.79%	0.81%	0.92%
Allowance for loan and lease losses as a percentage of non-performing loans	**243%**	225%	195%	182%	166%

Related Party Transaction and Residual Value Risk. In the third quarter of 2000, Hann entered into a Servicing Agreement with Auto Lenders Liquidation Center, Inc. ("Auto Lenders"), pursuant to which Hann effectively transferred to Auto Lenders all residual risk of the managed auto lease portfolio originated by Hann and all residual risk on any new leases originated over the term of the agreement. Michael J. Wimmer, who is a member of Susquehanna's Board of Directors and the chief executive officer of Hann, along with his immediate family, owns 100% of the outstanding equity interest of Auto Lenders. Auto Lenders, which was formed in 1990, is a used vehicle remarketer with three retail locations in New Jersey. Under this Servicing Agreement, Auto Lenders agreed to purchase the beneficial interest in all vehicles returned by the obligors at the scheduled expiration of the related leases for a purchase price equal to the stated residual value of such vehicles.

Further, Hann agreed to set its stated residual values in accordance with the standards approved in advance by Auto Lenders, and Hann agreed to pay to Auto Lenders an upfront fee of $3.1 million, as shown in Table 3, to cover all the auto leases serviced by Hann which had been originated by Hann prior to the agreement. Hann also agreed to make monthly guaranty payments to Auto Lenders based upon a fixed schedule covering a three-year period. At the end of each year, the Servicing Agreement may be renewed by the mutual agreement of the parties for an additional one-year term beyond the current three-year term, subject to renegotiation of the payments. During the renewal process, competitive quotes are obtained by Hann from third parties to determine the best remarketing alternative for Hann. The aggregate fees paid by Hann to Auto Lenders under the Servicing Agreement in 2001 were $9.2 million. Under the Servicing Agreement, Auto Lenders retains all residual gains and bears all residual losses with respect to the vehicles. The obligations of Auto Lenders under the Servicing Agreement are secured by a Guaranty dated December 31, 2001, executed by Mr. Wimmer in favor of Hann.

Other Income. Non-interest income, recorded as other income, consists of: service charges on deposit accounts; commissions and fees received for credit cards (merchant processing), travelers' checks sales, money orders, and investment advisory services; fees for trust services; vehicle origination and servicing fees; income generated from bank-owned life insurance and reinsurance activities; net gains and losses on security transactions; net gains on sales of loans; and other miscellaneous income, such as safe deposit box rents and net gains on the sale of other real estate and branch offices. Other income as a percentage of net interest income and other income was 33%, 31%, and 25% for 2001, 2000, and 1999, respectively.

Non-interest income increased $10.2 million, or 14%, in 2001 over 2000. Asset management fees increased $2.5 million from 2000 to 2001 as a result of an increase in assets under management. Service charges on deposit accounts increased $2.9 million in 2001 over 2000 as the introduction of a new overdraft program improved fee collection significantly. Contributing to the $2.2 million increase in other operating income was improved debit card volume resulting from new marketing efforts.

Gain on sale of loans and leases was $4.2 million in 2001 compared with $3.9 million in 2000. During the second quarter of 2001, Hann sold approximately $117 million in automobile leases. In conjunction with this transaction, Hann realized a $1.7 million gain on the sale. During 2001, Susquehanna affiliate banks sold approximately $118 million of mortgage loans that were originated for resale. In conjunction with the sale of mortgage loans, Susquehanna realized approximately $2.5 million in gains. In the third quarter of 2000, Susquehanna sold its credit card portfolio, which resulted in a gain of $1.8 million. During 2000, Susquehanna affiliate banks sold approximately $114 million of mortgage loans which resulted in a gain of $2.1 million. All other categories experienced modest gains over the prior year, as well.

Other Expenses. Non-interest expenses are categorized into the following nine groupings: employee-related expenses, which include salaries, fringe benefits, and employment taxes; occupancy expenses, which include depreciation, rents, maintenance, utilities, and insurance; furniture and equipment expenses, which include depreciation, rents, and maintenance; amortization of intangible assets; vehicle residual value expense; vehicle delivery and preparation expense; merchant credit card servicing expense; restructuring charges; and other expenses (detailed in Table 5) incurred in operating Susquehanna's business.

Non-interest expense increased $12.2 million, or 8%, in 2001 over 2000. Salaries and employee benefits increased $5.7 million, or 8%, from 2000 to 2001. The increase in salaries and benefits was primarily due to normal annual salary increases, recent branch openings, new revenue producing positions, and higher health benefit costs.

Charges for occupancy and equipment increased $1.6 million, or 16%, in 2001 from 2000, the result of recent branch openings, and the full-year impact of central processing established throughout the second half of 2000. Amortization of intangible assets increased $0.4 million in 2001 from 2000. Vehicle residual value expense in 2001 decreased $3.2 million from 2000. In the third quarter of 2000, Hann entered into a Servicing Agreement, described earlier in the section "Related Party Transaction and Residual Value Risk," to guarantee all residual values of vehicle leases serviced by Hann. Consequently, year 2000 vehicle residual value expense included both actual residual value losses and residual value guarantee fees, whereas year 2001 included only residual value guarantee fees.

Vehicle delivery and preparation expense for 2001 increased $4.0 million over the prior year's expense due to costs associated with an increased number of vehicles being prepared for retail sale during 2001.

All other expenses increased $2.7 million (see Table 5), with notable increases in postage and delivery costs of $1.2 million, and other real estate expenses of $1.5 million. While modest increases were realized in most of the other categories, a decrease of $1.9 million was recorded in legal and professional, primarily due to less acquisition-related activity.

TABLE 5—ANALYSIS OF OTHER EXPENSES

Dollars in thousands

Year ended December 31	2001	2000	1999
Advertising, marketing, and public relations	**$ 4,865**	$ 4,051	$ 3,938
Audits and examinations	**1,214**	1,353	723
Communications	**3,938**	3,149	2,827
Directors' fees	**1,291**	1,255	1,212
Legal and professional	**3,768**	5,702	4,880
Life Insurance Company related expenses	**967**	1,058	924
Other real estate	**2,568**	1,071	1,089
Outside services	**3,989**	4,711	3,735
PA shares/capital stock tax	**2,571**	2,284	2,407
Postage and delivery	**4,806**	3,631	3,438
Stationery and supplies	**3,123**	3,204	3,359
FDIC insurance	**596**	642	769
All other	**16,051**	14,977	13,539
Total	**$49,747**	$47,088	$42,840

Income Taxes. Susquehanna's effective tax rate for 2001 was 31.5% compared to 31.0% in 2000. The effective rate for 2001 was increased because of reduced levels of tax-advantaged income. As tax-advantaged loans and securities continue to mature, and the opportunities for investment in additional tax-advantaged enterprises become less attractive due to certain provisions of the Tax Reform Act of 1986, effective tax rates may increase in the years ahead. However, beginning in 2002, as required by the FASB that issued SFAS 142, Susquehanna will no longer amortize goodwill created in previous business combinations. The reduction in pre-tax amortization expense of $3.3 million will have a favorable impact on Susquehanna's effective tax rate, as most of the amortization expense was not deductible from taxable income.

FINANCIAL CONDITION

Investment Securities. Susquehanna follows SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities." This accounting pronouncement requires the segregation of investment securities into three categories, each having a distinct accounting treatment: held-to-maturity, trading, or available-for-sale.

Securities identified as "held-to-maturity" continue to be carried at their amortized cost and, except for limited circumstances, may not be sold prior to maturity. Securities identified as "available-for-sale" must be reported at their market or "fair" value, and the difference between that value and their amortized cost recorded in the equity section, net of taxes. As a result, total equity of Susquehanna was positively impacted by $10.9 million as the "unrealized gains or losses for available-for-sale securities," changed from a negative $0.8 million at December 31, 2000, to a positive $10.1 million at December 31, 2001.

Securities identified as "trading account securities" are marked-to-market, with the change recorded in the income statement. Presently, Susquehanna does not engage in trading activity, but does engage in active portfolio management, which requires the majority of its security portfolios be identified as "available-for-sale." While SFAS 115 requires segregation into "held-to-maturity" and "available-for-sale" categories (see Table 6), it does not change Susquehanna's policy concerning the purchase of only high-quality securities. Strategies employed address liquidity, capital adequacy, and net interest margin considerations which

TABLE 6—CARRYING VALUE OF INVESTMENT SECURITIES

Year ended December 31	2001		2000		1999	
Dollars in thousands	**Available-for-Sale**	**Held-to-Maturity**	Available-for-Sale	Held-to-Maturity	Available-for-Sale	Held-to-Maturity
U.S. Treasury	**$ 1,302**	**$ 0**	$ 3,307	$ 0	$ 16,683	$ 0
U.S. Government agencies	**88,289**	**0**	359,773	0	338,990	0
State and municipal	**64,712**	**1,778**	63,922	15,833	69,599	32,070
Other securities	**20,844**	**0**	16,641	0	17,682	0
Mortgage-backed securities	**808,981**	**0**	403,094	486	399,428	1,020
Equity securities	**35,185**	**0**	35,548	0	36,576	0
Total investment securities	**$1,019,313**	**$1,778**	$882,285	$16,319	$878,958	$33,090

then determine the assignment of purchases into these two categories. Table 7 illustrates the maturities of these security portfolios and the weighted average yields based upon amortized costs. Yields are shown on a tax equivalent basis assuming a 35% federal income tax rate. At December 31, 2001, Susquehanna held no securities of one issuer, other than U.S. Government obligations, where the aggregate book value exceeded ten percent of stockholders' equity.

Susquehanna adopted SFAS 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), as of January 1, 2001. Concurrent with adoption of this standard, and as permitted by its provisions, approximately $14.3 million of securities held-to-maturity were reclassified as securities available-for-sale. This reclassification resulted in an after-tax gain of approximately $0.3 million, which was recorded in other comprehensive income.

Loans and Leases. Table 8 presents the loans outstanding, by type of loan, in Susquehanna's portfolio for the past five years. In 2001, mortgage loans increased $29 million, commercial loans increased $63 million, and construction loans grew by $95 million compared to 2000. Consumer loans declined $26 million in 2001 from 2000. Susquehanna's banking subsidiaries have historically reported a significant amount of loans secured by real estate, as depicted in Table 8. Many of these loans have real estate collateral taken as additional security not related to the acquisition of the real estate pledged. Open-end home equity loans amounted to $103 million at December 31, 2001, and an additional $162 million was lent against junior liens on residential properties during 2001. During 2001, senior liens on 1–4 family residential properties totaled $817 million, and much of the $784 million in loans secured by non-farm, non-residential properties represented collateralization of operating lines, or term loans that finance equipment, inventory, or receivables. Loans secured by farmland totaled $38 million, while loans secured by multi-family residential properties totaled $59 million at December 31, 2001.

Leases declined by $77 million in 2001 compared to 2000, as most of Hann's new lease production in 2001 was either sold or originated for other institutions.

Table 9 represents the maturity of commercial, financial, and agricultural loans as well as real estate construction loans. These loans with maturities after 2002 consist of $170 million with fixed-rate pricing and $240 million with variable-rate pricing.

Deposits. Susquehanna's deposit base is consumer-oriented, consisting of time deposits, primarily certificates of deposit of various terms, interest-bearing demand accounts, savings accounts, and demand deposits. The average amounts of deposits by type are summarized in Table 12. Susquehanna does not rely upon time deposits of $100,000 or more as a principal source of funds, as they represent 8% of total deposits. Table 13 presents a breakdown by maturity of time deposits of $100,000 or more as of December 31, 2001.

Market Risks. The types of market risk exposures generally faced by banking entities include interest rate risk, liquidity risk, equity market price risk, foreign currency risk, and commodity price risk. Due to the nature of its operations, only interest rate risk and liquidity risk are significant to Susquehanna.

Liquidity and interest rate risk are related but distinctly different from one another. The maintenance of adequate liquidity—the ability to meet the cash requirements of its customers and other financial commitments—is a fundamen-

TABLE 7—INVESTMENT SECURITIES

Dollars in thousands	Within 1 Year	After 1 Year but Within 5 Years	After 5 Years but Within 10 Years	After 10 Years	Total
Available-for-Sale					
U.S. Treasury					
Fair value		$ 1,302			$ 1,302
Amortized cost		1,201			1,201
Yield		7.01%			7.01%
U.S. Government agencies					
Fair value	$ 2,904	$ 67,962	$16,209	$ 1,214	$ 88,289
Amortized cost	2,900	66,261	15,943	1,225	86,329
Yield	3.41%	6.18%	5.84%	5.52%	6.01%
Corporate debt securities					
Fair value	$ 2,017	$ 17,833	$ 4	$ 990	$ 20,844
Amortized cost	2,004	17,082	5	982	20,073
Yield	5.97%	6.54%	2.63%	3.83%	6.35%
Mortgage-backed securities					
Fair value	$17,775	$ 994	$75,325	$714,887	$ 808,981
Amortized cost	18,040	984	74,543	705,699	799,266
Yield	5.28%	6.42%	5.47%	6.01%	5.94%
State and municipal securities					
Fair value	$11,169	$ 40,734	$ 6,991	$ 5,818	$ 64,712
Amortized cost	11,097	39,830	6,765	5,642	63,334
Yield	6.84%	6.54%	8.83%	8.46%	7.01%
Equity securities					
Fair value					$ 35,185
Amortized cost					33,373
Yield					5.61%
Held-to-Maturity					
Mortgage-backed securities					
Fair value		$ 310		$ 1,468	$ 1,778
Amortized cost		310		1,468	1,778
Yield		4.46%		4.90%	4.82%
Total Securities					
Fair value	$33,865	$129,135	$98,529	$724,377	$1,021,091
Amortized cost	34,041	125,668	97,256	715,016	1,005,354
Yield	5.67%	6.35%	5.76%	6.02%	6.01%

tal aspect of Susquehanna's asset/liability management strategy. Susquehanna's policy of diversifying its funding sources—purchased funds, repurchase agreements, and deposit accounts—allows it to avoid undue concentration in any single financial market and also to avoid heavy funding requirements within short periods of time. At December 31, 2001, Susquehanna's subsidiary banks and savings bank have unused lines of credit available to them from various FHLBs of $559 million.

Liquidity is not entirely dependent on increasing Susquehanna's liability balances. It can be generated from maturing or readily marketable assets. The carrying value of investment securities maturing within one year amounted to $34 million at December 31, 2001. These maturing investments represented 3% of total investment securities. Cash and due from banks amounted to $149 million and unrestricted short-term investments amounted to $47 million for the year ended December 31, 2001; both represent additional sources of liquidity.

TABLE 8—LOAN AND LEASE PORTFOLIO

At December 31	2001		2000		1999		1998		1997	
	Amount	**Percentage of Loans to Total Loans**	Amount	Percentage of Loans to Total Loans	Amount	Percentage of Loans to Total Loans	Amount	Percentage of Loans to Total Loans	Amount	Percentage of Loans to Total Loans
Commercial, financial, and agricultural	**$ 434,780**	**12.4%**	$ 371,320	10.8%	$ 327,670	9.4%	$ 301,385	9.3%	$ 327,598	10.7%
Real estate—construction	**359,445**	**10.2**	264,182	7.7	255,054	7.4	256,451	7.9	231,120	7.5
Real estate—mortgage	**1,963,094**	**55.8**	1,933,772	56.3	1,850,375	53.3	1,821,485	56.0	1,761,763	57.4
Consumer	**325,170**	**9.2**	350,707	10.2	395,566	11.4	346,180	10.7	329,876	10.7
Leases	**437,009**	**12.4**	513,629	15.0	640,996	18.5	523,317	16.1	422,328	13.7
Total	**$3,519,498**	**100.0%**	$3,433,610	100.0%	$3,469,661	100.0%	$3,248,818	100.0%	$3,072,685	100.0%

TABLE 9—LOAN MATURITY AND INTEREST SENSITIVITY

Dollars in thousands

At December 31

Maturity	Under One Year	One to Five Years	Over Five Years	Total
Commercial, financial, and agricultural	$199,932	$129,282	$105,566	$434,780
Real estate—construction	183,832	145,545	30,068	359,445
	$383,764	$274,827	$135,634	$794,225
Rate sensitivity of loans with maturities greater than 1 year:				
Variable rate				$240,063
Fixed rate				170,398
				$410,461

TABLE 10—ALLOCATION OF ALLOWANCE FOR LOAN AND LEASE LOSSES

Dollars in thousands

At December 31	**2001**	2000	1999	1998	1997
Commercial, financial, and agricultural	**$ 8,783**	$ 7,518	$ 5,773	$ 5,212	$ 5,184
Real estate—construction	**10,388**	7,632	6,018	5,937	5,994
Real estate—mortgage	**8,545**	8,064	8,000	8,014	7,698
Consumer	**6,423**	6,187	6,981	5,500	5,225
Leases	**1,923**	2,276	9,113	4,657	3,960
Unused commitments	**1,110**	2,211	2,937	2,366	2,558
Unallocated	**526**	3,299	5,643	7,754	8,697
Total	**$37,698**	$37,187	$44,465	$39,440	$39,316

TABLE 11—LOAN CONCENTRATIONS

Substantially all of Susquehanna's loans and leases are to enterprises and individuals in Pennsylvania, Maryland, New Jersey, and New York. At December 31, 2001, Susquehanna's portfolio included the following concentrations:

Dollars in thousands	Permanent	Construction	All Other	Total Amount	As a % of Total Loans	% Nonperforming in each category
Housing developments	$ 99,821	$173,560	$ 1,238	$274,619	7.8	0.7
Office buildings and warehouses	137,285	5,559	57,873	200,717	5.7	1.7
Retailing	113,695	36,875	1,574	152,144	4.3	0.0
Manufacturing	46,023	3,114	66,882	116,020	3.3	1.8
Hotels/motels	61,905	4,443	4,237	70,585	2.0	0.1
Agriculture	36,598	130	19,150	55,879	1.6	0.6
Wholesalers	14,406	200	30,379	44,985	1.3	0.6

Closely related to the management of liquidity is the management of interest rate risk. Interest rate risk focuses on maintaining stability in the net interest margin, an important factor in earnings growth. Interest rate sensitivity is the matching or mismatching of the maturity and rate structure of the interest-bearing assets and liabilities. It is the objective of management to control the difference in the timing of the rate changes for these assets and liabilities to preserve a satisfactory net interest margin. In doing so, Susquehanna endeavors to maximize earnings in an environment of changing interest rates. However, there is a lag in maintaining the desired matching because the repricing of products occurs at varying time intervals.

Susquehanna employs a variety of methods to monitor interest rate risk. By dividing the assets and liabilities into three groups—fixed rate, floating rate, and those which reprice only at management's discretion—strategies are developed which are designed to minimize exposure to interest rate fluctuations. Management also utilizes gap analysis to evaluate rate sensitivity at a given point in time.

Table 14 illustrates Susquehanna's estimated interest rate sensitivity and periodic and cumulative gap positions as calculated at December 31, 2001 and 2000. These estimates include anticipated paydowns on commercial and residential loans, mortgage-backed securities, and certain assumptions regarding core deposits. Traditionally, an institution with more assets repricing than liabilities over a given time frame is considered asset sensitive, and one with more liabilities repricing than assets is considered liability sensitive. An asset sensitive institution will generally benefit from rising rates, and a liability sensitive institution will generally benefit from declining rates. However, imbedded options, such as a call feature on a bond or a prepayment option on a loan, may impact the magnitude and direction of interest rate sensitivity.

In addition to periodic gap reports comparing the sensitivity of interest-earning assets and interest-bearing liabilities to changes in interest rates, management also utilizes an in-house simulation model that measures Susquehanna's exposure to interest rate risk. This model calculates the income effect and the eco-

TABLE 12—AVERAGE DEPOSIT BALANCES

Dollars in thousands

Year ended December 31	**2001**	2000	1999
Demand deposits	**$ 468,319**	$ 441,894	$ 421,055
Interest-bearing demand deposits	**834,950**	773,552	785,175
Savings deposits	**420,818**	420,512	444,938
Time deposits	**1,568,646**	1,552,939	1,519,267
Total	**$3,292,733**	$3,188,897	$3,170,435

TABLE 13—DEPOSIT MATURITY

Maturity of time deposits of $100 or more at December 31, 2001

Dollars in thousands	
Three months or less	$ 84,592
Over three months through six months	50,011
Over six months through twelve months	58,646
Over twelve months	88,387
Total	$281,636

nomic value of assets, liabilities, and equity at current and forecasted interest rates, and at hypothetical higher and lower interest rates at one percent intervals. The income effect and economic value of defined categories of financial instruments is calculated by the model using estimated cash flows based on imbedded options, prepayments, early withdrawals, and weighted average contractual rates and terms. For economic value calculations, the model also considers discount rates for similar financial instruments. The economic value of longer-term fixed-rate financial instruments are generally more sensitive to changes in interest rates. Adjustable-rate and variable-rate financial instruments largely reflect only a change in economic value representing the difference between the contractual and discounted rates until the next contractual interest rate repricing date, unless subject to rate caps and floors.

A substantial portion of Susquehanna's loans consists of commercial and residential mortgage loans containing significant imbedded options which permit the borrower to repay the principal balance of the loan prior to maturity ("prepayments") without penalty. A loan's susceptibility for prepayment is dependent upon a number of factors, including the current interest rate versus the contractual interest rate of the loan, the financial ability of the borrower to refinance, and the economic benefit and availability of refinancing at attractive terms. Also, refinancing may depend upon economic and other factors in specific geographic areas that affect the sales and price levels of residential property. In a changing interest rate environment, prepayments may increase or decrease depending on the current relative levels and expectations of future short- and long-term interest rates. Since a significant portion of Susquehanna's loan portfolio has adjustable or variable rates, prepayments on such loans generally increase when long-term interest rates fall or are at historically low levels relative to short-term interest rates and fixed rate loans are economically more desirable.

Investment securities, other than those with early call provisions and mortgage-backed securities, generally do not have significant imbedded options and repay pursuant to specific terms until maturity. While savings and checking deposits generally may be withdrawn upon the customer's request without prior notice, a continuing relationship with customers resulting in future deposits and withdrawals is generally predictable, resulting in a dependable source of funds. Time deposits generally have early withdrawal penalties, while term FHLB borrowings and subordinated notes have prepayment penalties which discourage customer withdrawal of time deposits and prepayment of FHLB borrowings and subordinated notes prior to maturity.

Susquehanna's loans are primarily indexed to national interest indices. When such loans are funded by interest-bearing liabilities which are determined by other indices, primarily deposits and FHLB borrowings, a changing interest rate environment may result in different levels of changes in the different indices, resulting in disproportionate changes in the value of, and the net earnings generated from, such financial instruments. Each index is unique and is influenced by different external factors; therefore, the historical relationships in various indices may not be indicative of the actual change which may result in a changing interest rate environment.

Tables 15 and 16 reflect the estimated income effect and economic value of assets, liabilities, and equity calculated using certain assumptions determined by Susquehanna as of December 31, 2001 and 2000, at current interest rates and at hypothetical higher and lower interest rates in one- and two-percent increments. As noted in Table 15, the economic value of equity at risk as of December 31, 2001, is four percent at an interest rate change of plus two percent, while Table 16 discloses that net interest income at risk as of December 31, 2001, is eight percent at an interest rate change of minus two percent.

At December 31, 2001, Susquehanna was an asset-sensitive institution and should benefit from a rise in interest rates in 2002, if that should occur.

Securitizations and Off-Balance Sheet Financings. Assets securitizations and other off-balance sheet financings can further impact liquidity and interest rate risk. Hann's automobile lease originations are financed primarily in four ways: agency arrangements with other financial institutions; securitization transactions; sale-leaseback transactions; and other sources of funds, including internally generated sources. Assets financed in the first three of these manners generally are not reflected on Susquehanna's consolidated balance sheet. As of December 31, 2001, Hann's off-balance sheet, managed portfolio was funded in the following manners: agency arrangements, $555 million; asset securitization transactions, $111 million; and sale-leaseback transactions, $168 million.

Agency arrangements generally occur on similar economic terms and generally result in no accounting gains or losses to Hann and no retention of credit,

TABLE 14—BALANCE SHEET GAP ANALYSIS

Dollars in thousands At December 31, 2001	1–3 months	3–12 months	1–3 years	Over 3 years	Total
Assets					
Short-term investments	$ 88,565	$ 0	$ 0	$ 0	$ 88,565
Investments	151,439	226,343	337,733	305,576	1,021,091
Loans and leases, net of unearned income	1,063,376	611,940	942,470	901,712	3,519,498
Total	$1,303,380	$ 838,283	$1,280,203	$1,207,288	$4,629,154
Liabilities					
Interest-bearing demand	$ 131,747	$ 216,516	$ 425,113	$ 141,704	$ 915,080
Savings	26,832	80,496	246,473	82,158	435,959
Time	313,317	545,543	374,956	88,678	1,322,494
Time in denominations of $100 or more	84,592	108,657	69,035	19,352	281,636
Total borrowings	176,424	44,314	568,226	227,882	1,016,846
Total	$ 732,912	$ 995,526	$1,683,803	$ 559,774	$3,972,015
Interest Sensitivity Gap:					
Periodic	$ 570,468	$ (157,243)	$ (403,600)	$ 647,514	
Cumulative		413,225	9,625	657,139	
Cumulative gap as a percentage of earning assets	12%	9%	0%	14%	

At December 31, 2000	1–3 months	3–12 months	1–3 years	Over 3 years	Total
Assets					
Short-term investments	$ 59,035	$ 0	$ 0	$ 0	$ 59,035
Investments	88,763	109,253	311,141	389,447	898,604
Loans and leases, net of unearned income	1,123,486	702,439	1,010,264	597,421	3,433,610
Total	$ 1,271,284	$ 811,692	$ 1,321,405	$ 986,868	$4,391,249
Liabilities					
Interest-bearing demand	$ 105,639	$ 283,614	$ 139,208	$ 289,405	$ 817,866
Savings	47,068	137,135	85,505	144,170	413,878
Time	257,419	588,876	403,902	53,100	1,303,297
Time in denominations of $100 or more	80,757	107,577	50,256	13,085	251,675
Total borrowings	447,448	110,710	312,875	159,779	1,030,812
Total	$ 938,331	$1,227,912	$ 991,746	$ 659,539	$3,817,528
Interest Sensitivity Gap:					
Periodic	$ 332,953	$ (416,220)	$ 329,659	$ 327,329	
Cumulative		(83,267)	246,392	573,721	
Cumulative gap as a percentage of earning assets	8%	−2%	6%	13%	

residual value, or interest rate risk with respect to the sold assets. Agency arrangements involve the origination and servicing by Hann of automobile leases for other financial institutions. Hann generally is entitled to receive all of the administrative fees collected from obligors, a servicing fee, and an origination fee per lease. Lease sales are generally accounted for as sales under SFAS 140.

In asset securitization transactions, Hann generally sells or contributes the beneficial interest in fixed-rate automobile leases and related vehicles to a wholly-owned, special purpose entity, or SPE. The SPE finances the purchase by borrow-

TABLE 15—BALANCE SHEET SHOCK ANALYSIS

Dollars in thousands At December 31, 2001	–2%	–1%	Base Present Value	1%	2%
Assets					
Cash and due from banks	$ 149,233	$ 149,233	$ 149,233	$ 149,233	$ 149,233
Short-term investments	88,565	88,565	88,565	88,565	88,565
Investment securities: Held-to-maturity	1,967	1,878	1,794	1,716	1,642
Available-for-sale	1,040,905	1,031,544	1,019,313	998,072	973,117
Loans and leases, net of unearned income	3,703,282	3,641,837	3,581,492	3,522,580	3,465,534
Other assets	310,403	310,403	310,403	310,403	310,403
Total assets	$5,294,355	$5,223,460	$5,150,800	$5,070,569	$4,988,494
Liabilities					
Deposits: Non-interest bearing	$ 533,436	$ 518,195	$ 503,398	$ 488,601	$ 474,248
Interest-bearing	3,034,639	2,994,820	2,955,774	2,917,138	2,879,842
Total borrowings	1,062,516	1,045,342	1,028,653	1,012,494	998,316
Other liabilities	56,380	56,380	56,380	56,380	56,380
Total liabilities	4,686,971	4,614,737	4,544,205	4,474,613	4,408,786
Total economic equity	607,384	608,723	606,595	595,956	579,708
Total liabilities and equity	$5,294,355	$5,223,460	$5,150,800	$5,070,569	$4,988,494
Economic equity ratio	11%	12%	12%	12%	12%
Value at risk	789	2,128	0	(10,639)	(26,887)
% Value at risk	0%	0%	0%	–2%	–4%

Dollars in thousands At December 31, 2000	–2%	–1%	Base Present Value	1%	2%
Assets					
Cash and due from banks	$ 129,101	$ 129,101	$ 129,101	$ 129,101	$ 129,101
Short-term investments	59,042	59,039	59,035	59,032	59,029
Investment securities: Held-to-maturity	17,132	16,786	16,658	16,239	15,851
Available-for-sale	896,185	882,902	882,285	860,489	837,309
Loans and leases, net of unearned income	3,519,374	3,471,013	3,423,848	3,377,646	3,331,302
Other assets	309,693	309,693	309,693	309,693	309,693
Total assets	4,930,527	4,868,534	4,820,620	4,752,200	4,682,285
Liabilities					
Deposits: Non-interest bearing	469,153	455,854	442,943	430,032	417,507
Interest-bearing	2,889,481	2,854,384	2,820,494	2,786,565	2,753,565
Total borrowings	1,058,580	1,040,424	1,022,746	1,005,507	988,673
Other liabilities	59,594	59,594	59,594	59,594	59,594
Total liabilities	4,476,808	4,410,256	4,345,777	4,281,698	4,219,339
Total economic equity	453,719	458,278	474,843	470,502	462,946
Total liabilities and equity	$4,930,527	$4,868,534	$4,820,620	$4,752,200	$4,682,285
Economic equity ratio	9%	9%	10%	10%	10%
Value at risk	(21,124)	(16,565)	0	(4,341)	(11,897)
% Value at risk	–4%	–3%	0%	–1%	–3%

TABLE 16—NET INTEREST INCOME SHOCK ANALYSIS

Dollars in thousands At December 31, 2001	–2%	–1%	Base Present Value	1%	2%
Interest income:					
Short-term investments	$ 1,883	$ 3,290	$ 4,790	$ 6,318	$ 7,881
Investments	52,758	55,777	58,844	60,969	62,842
Loans and leases	238,593	250,661	262,647	274,458	286,301
Total interest income	293,234	309,728	326,281	341,745	357,024
Interest expense:					
Interest-bearing demand and savings	15,162	15,890	17,252	20,953	24,653
Time	51,429	57,444	63,659	69,931	76,268
Total borrowings	49,017	50,406	52,449	54,562	57,269
Total interest expense	115,608	123,740	133,360	145,446	158,190
Net interest income	$ 177,626	$185,988	$192,921	$196,299	$198,834
Net interest income at risk	$(15,295)	$ (6,933)	$ 0	$ 3,378	$ 5,913
% Net interest income at risk	–8%	–4%	0%	2%	3%

Dollars in thousands At December 31, 2000	–2%	–1%	Base Present Value	1%	2%
Interest income:					
Short-term investments	$ 3,287	$ 4,111	$ 4,934	$ 5,757	$ 6,518
Investments	44,494	47,978	55,608	56,700	57,850
Loans and leases	268,590	280,778	292,895	307,709	323,988
Total interest income	316,371	332,867	353,437	370,166	388,356
Interest expense:					
Interest-bearing demand and savings	27,372	29,243	33,407	36,502	39,665
Time	73,063	79,009	84,958	90,906	96,855
Total borrowings	56,901	61,423	65,945	70,467	74,989
Total interest expense	$ 157,336	$169,675	$ 184,310	$ 197,875	$ 211,509
Net interest income	$ 159,035	$163,192	$ 169,127	$172,291	$176,847
Net interest income at risk	$ (10,092)	$ (5,935)	$ 0	$ 3,164	$ 7,720
% Net interest income at risk	–6%	–4%	0%	2%	5%

ing funds from a non-related, asset-backed commercial paper issuer. Hann continues to act as servicer for the sold portfolio and Hann is entitled to receive all of the administrative fees collected from obligors. In addition, Hann also receives a servicing fee based upon a percentage of the dollar amount of assets serviced. These transactions are generally accounted for as sales under the guidelines of SFAS 140. Neither Hann nor Susquehanna provides recourse for credit losses. The debt issued bears a floating rate of interest, and Susquehanna either obtains interest rate protection agreements or retains the related interest rate risk. Although neither Hann nor Susquehanna has retained residual risk in the vehicle leases and related vehicles, in the event of a breach by Auto Lenders of its obligation under the Servicing Agreement, described earlier in the discussion titled "Related Party Transaction and Residual Value Risk," Susquehanna would be required to reimburse up to $20.5 million under a letter of credit facility for losses suffered by the investors to the extent of amounts not paid by Auto Lenders. As of December 31, 2001, Hann had one outstanding asset securitization transaction. The transaction documents contain several requirements, obligations, liabilities, provisions, and consequences, including events of default, which become applicable upon, among other conditions, the failure of the sold and pledged portfolios to meet certain performance tests. The SPE generally retains the right to receive excess cash flows from the sold portfolio and, under SFAS 140, Hann is required to recognize a receivable representing the present value of these excess cash flows, which is subordinate to the investors' interests. The value of this recorded interest is subject to credit, prepayment, and interest rate risks. At December 31, 2001, this recorded interest was $4.5 million of which $1.3 million represents the remaining interest-only asset and $3.2 million is a valuation adjustment which is recognized as other comprehensive income, net of taxes.

In December 2000, Hann sold and leased back the beneficial interest in $190 million of automobiles subject to operating leases under a Master Lease Agreement that has an eight-year term with an early buyout option on January 14, 2007. For accounting purposes, the transaction is treated as a sale and an operating lease. To support its obligations under the Master Lease Agreement, Hann pledges the beneficial interest in an additional $31.6 million of automobile leases and related vehicles. Hann is expected to earn approximately $11.7 million in other income over the term of the Master Lease Agreement, which includes $27.1 million of estimated net rental income, or the difference between the operating lease payments received by Hann and the payments made by Hann under the Master Lease Agreement. The estimated net rental income will be partially offset by the amortization of transaction costs of approximately $15.4 million, which includes a $14.0 million deferred loss on an interest rate swap. Susquehanna entered into an interest rate swap in order to fix the return on the transaction, while leases originated for the sale-leaseback were being held in a warehouse facility during the ten-month production period. The transaction documents contain several requirements, obligations, liabilities, provisions, and consequences which become applicable upon the occurrence of an "Early Amortization Event." An Early Amortization Event includes the failure of the sold and pledged portfolios to meet certain performance tests or the failure of Susquehanna to continue to maintain its investment-grade senior unsecured long-term debt ratings. This rating provision can be cured by Susquehanna by obtaining a $32.7 million letter of credit from an eligible financial institution for the benefit of the equity participants in the transaction. This is referred to in Table 18 as Contingent Cash Collateral. For example, after an Early Amortization Event, substitutions are no longer permitted, which means that the sales proceeds from the sold vehicles following termination of the related auto leases may not be used to purchase replacement vehicles and leases. Instead, these proceeds are required to make termination and other payments under the Master Lease Agreement. As of December 31, 2001, the obligation to make these termination and other payments is collateralized by a cash deposit of $6.4 million.

Table 18 presents certain contractual obligations and commercial commitments, including the guarantees of Susquehanna on behalf of its subsidiaries, and their expected year of payment or expiration.

Capital Adequacy. Risk-based capital ratios, based upon guidelines adopted by bank regulators in 1989, focus upon credit risk. Assets and certain off-balance sheet items are segmented into one of four broad-risk categories and weighted according to the relative percentage of credit risk assigned by the regulatory authorities. Off-balance sheet instruments are converted into a balance sheet credit equivalent before being assigned to one of the four risk-weighted categories. To supplement the risk-based capital ratios, the regulators issued a minimum leverage ratio guideline (Tier 1 capital as a percentage of average assets less excludable intangibles).

Capital elements are segmented into two tiers: Tier 1 capital represents stockholders' equity reduced by excludable intangibles;Tier 2 capital represents certain allowable long-term debt, the portion of the allowance for loan and lease losses equal to 1.25% of risk-adjusted assets, and 45% of the unrealized gain on equity securities. The sum of Tier 1 capital and Tier 2 capital is "total risk-based capital."

The maintenance of a strong capital base at both the parent company level as well as at each bank affiliate is an important aspect of Susquehanna's philosophy. Table 17 illustrates these capital ratios for each bank and savings bank subsidiary and Susquehanna on a consolidated basis. Susquehanna and each of its banking and savings bank subsidiaries have leverage and risk-weighted ratios well in excess of regulatory minimums, and each entity is considered "well capitalized" under regulatory guidelines.

TABLE 17—CAPITAL ADEQUACY

At December 31, 2001	Tier I Capital Ratio (A)	Total Capital Ratio (B)	Leverage Ratio (C)
Required Ratio	**4.00%**	**8.00%**	**4.00%**
Citizens Bank of Southern Pennsylvania	10.78	11.75	6.82
Equity Bank	9.41	10.53	7.24
Farmers First Bank	10.44	11.69	8.32
Farmers & Merchants Bank and Trust	8.54	11.09	6.44
First American Bank of Pennsylvania	14.74	15.51	9.95
First Susquehanna Bank & Trust	10.65	11.90	7.38
Founders' Bank	9.17	10.41	7.50
Susquehanna Bank	8.91	11.45	7.13
WNB Bank	14.24	15.48	9.71
Total Susquehanna	**10.81%**	**12.53%**	**8.68%**

(A) Tier I capital divided by year-end risk-adjusted assets, as defined by the risk-based capital guidelines.
(B) Total capital divided by year-end risk-adjusted assets.
(C) Tier I capital divided by average total assets less disallowed intangible assets.

Recent Accounting Pronouncements. On July 20, 2001, the FASB issued SFAS No. 141, ("SFAS 141") "Business Combinations," and SFAS No. 142 ("SFAS 142"), "Goodwill and Other Intangible Assets." SFAS 141 supercedes Accounting Principles Board Opinion ("APB") No. 16, "Business Combinations." The most significant changes made by SFAS 141 are: (1) requiring that the purchase method of accounting be used for all business combinations initiated after June 30, 2001; (2) establishing specific criteria for the recognition of intangible assets separately from goodwill; and (3) requiring unallocated negative goodwill to be written off immediately as an extraordinary gain. Management has reviewed SFAS 141 and has determined that the statement has no effect on its current financial position or results of operations.

SFAS 142 supercedes APB 17, "Intangible Assets." SFAS 142 primarily addresses the accounting for goodwill and intangible assets subsequent to their acquisition. The most significant changes made by SFAS 142 are: (1) goodwill and indefinite-lived intangible assets will no longer be amortized; (2) goodwill will be tested for impairment at least annually at the reporting unit level; (3) intangible assets deemed to have an indefinite life will be tested for impairment at least annually; and (4) the amortization period of intangible assets with finite lives will no longer be limited to forty years. The provision of SFAS 142 will be effective for fiscal years beginning after December 15, 2001. Management estimates that amortization expense for 2002 will be reduced by approximately $3.3 million. Management has not yet performed an impairment test of goodwill.

Critical Accounting Policies. Susquehanna has established various accounting policies that govern the application of accounting principles generally accepted in the United States in the preparation of its financial statements. The significant accounting policies of Susquehanna are described in the footnotes to the consolidated financial statements. Certain accounting policies involve significant judgments and assumptions by management that have a material impact on the carrying value of certain assets and liabilities; management considers such accounting policies to be critical accounting policies. The judgments and assumptions used by management are based on historical experiences and other factors which are believed to be reasonable under the circumstances. Because of the nature of the judgments and assumptions made by management, actual results could differ from these judgments and estimates, which could have a material impact on the carrying values of assets and liabilities and the results of operations of Susquehanna.

Susquehanna believes that the allowance for loan and lease losses, which is discussed in the section titled "Provision and Allowance for Loan and Lease Losses," and the treatment of securitizations and off-balance sheet financing, which is discussed in the section titled "Securitizations and Off-Balance Sheet Financing," both require the most significant judgments and estimates used in the preparation of its consolidated financial statements. See "Footnote 1. Summary of Significant Accounting Policies" for a detailed description of Suquehanna's estimation process and methodology related to the allowance for loan and lease losses and treatment of recorded interests in securitized assets, and "Footnote 10. Financial Instruments with Off-Balance Sheet Risk."

Summary of 2000 Compared to 1999. Several significant transactions occurred which affected the comparability of Susquehanna's financial performance for the years ended December 31, 2000 and 1999. These transactions are described in the following paragraphs.

On March 3, 2000, Susquehanna completed acquisition of Valley Forge Asset Management Corp., a Pennsylvania asset management corporation registered both as a broker/dealer and an investment advisor, and Valley Forge Investment Company, Inc., its parent corporation, in cash transactions. The acquisition was accounted for under the purchase method of accounting for business combinations. Goodwill of $9.4 million was recognized in the acquisition and was being amortized to other operating expense on a straight-line basis over 25 years. In this transaction, there was a contingent earn-out paid, totaling $6.0 million in 2001.

On February 1, 2000, Susquehanna completed acquisition of Hann, a closely held consumer automobile financing company that services more than $1.0 billion in lease receivables. Susquehanna issued 2,360,000 shares of common stock to the stockholders of Hann for outstanding common shares of Hann. The acquisition was accounted for under the pooling-of-interest method of accounting for business combinations; accordingly, consolidated financial statements have been restated to include consolidated accounts of Hann for all periods presented.

Susquehanna's net income for the year ended December 31, 2000, increased $11.5 million, or 26%, from the 1999 net income of $43.5 million. Net income for 1999 included $10.8 million of special charges relating to consolidation of Susquehanna's back office operations and a special bonus. The restructuring charge of $7.4 million represents severance, employee and employment assistance services, consulting, and asset write-offs related to a reduction in the work force. This reduction should result in an estimated net annual savings of approximately $6.0 million, of which $1.0 million was realized in the year 2000, with an anticipated 100% realization in 2001 and each succeeding year. A special bonus of $3.4 million was awarded to Susquehanna employees (excluding executive and senior management) for extraordinary efforts in 1999.

Susquehanna's earnings performance in 2000 was also affected by significant growth in non-interest income resulting primarily from increases in vehicle origination and servicing fees and merchant credit card fees. Non-interest income increased $20.6 million, or 38%, in 2000 over 1999.

Diluted EPS increased 27% from $1.10 per share for the year ended 1999 to $1.40 per share for the year ended 2000. Excluding the special charges noted above, annual 2000 diluted EPS increased 9% over 1999. ROA and ROE finished at 1.15% and 13.01% for the year 2000, compared with 0.94% and 10.45% for 1999. Excluding the special charges noted above, Susquehanna's ROA and ROE for 1999 would have been 1.09% and 12.13%, respectively.

For 2000, *tangible net income, earnings per share, ROA, and ROE* were $58.1 million, $1.48, 1.23%, and 15.08%, respectively, compared to actual net income, basic earnings per share, ROA, and ROE of $55.0 million, $1.40, 1.15%, and 13.01%, respectively. Tangible net income, earnings per share, ROA, and ROE for 1999 were $46.5 million, $1.18, 1.01%, and 12.13%, respectively. Excluding special charges, tangible net income, EPS, ROA, and ROE were $53.5 million, $1.36, 1.16%, and 13.96%, respectively.

TABLE 18—CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

		Payments Due by Period			
Contractual Obligations	Total	Less than 1 Year	1–3 Years	4–5 Years	Over 5 Years
Long-term debt	$105,000	$ 0	$55,000	$50,000	$ 0
Operating leases	211,544	27,147	53,425	61,567	69,405
Contingent cash collateral	32,739	0	0	0	32,739

		Commitment Expiration			
Other Commercial Commitments	Total	Less than 1 Year	1–3 Years	4–5 Years	Over 5 Years
Stand-by letters of credit	$ 86,161	$ 54,180	$31,981	$ 0	$ 0
Guarantees	20,000	0	20,000	0	0
Other commercial commitments, principally lines of credit	424,945	328,588	96,357	0	0

SELECTED FINANCIAL DATA

Dollars in thousands, except per share — Year ended December 31	2001	2000	1999	1998	1997
Interest income	**$ 341,295**	$ 353,416	$ 335,086	$ 335,614	$ 305,789
Interest expense	**169,051**	188,464	173,526	176,265	149,907
Net interest income	**172,244**	164,952	161,560	159,349	155,882
Provision for loan and lease losses	**7,310**	3,726	11,203	5,780	4,806
Other income	**84,166**	74,010	53,459	39,106	31,126
Other expenses	**167,763**	155,581	141,788	124,014	116,485
Income before taxes	**81,337**	79,655	62,028	68,661	65,717
Net income	**55,716**	54,962	43,523	46,804	44,770
Cash dividends declared on common stock	**30,228**	27,092	22,918	20,132	18,371
Dividend payout ratio	**54.3%**	49.3%	52.7%	43.0%	41.0%
Per Common Share Amounts*					
Net income—Basic	**$ 1.42**	$ 1.40	$ 1.11	$ 1.19	$ 1.16
Diluted	**1.41**	1.40	1.10	1.18	1.15
Cash dividends declared on common stock	**0.77**	0.70	0.62	0.57	0.55
Financial Ratios					
Return on average total assets	**1.14%**	1.15%	0.94%	1.06%	1.14%
Return on average stockholders' equity	**11.78**	13.01	10.45	11.75	12.43
Net interest margin	**3.91**	3.83	3.82	3.98	4.34
Average stockholders' equity to average assets	**8.85**	8.85	8.95	9.05	9.17
Tangible Operating Results					
Tangible net income	**$ 59,095**	$ 58,075	$ 46,498	$ 49,056	$ 47,745
Tangible earnings per share	**1.51**	1.48	1.18	1.25	1.24
Return on tangible average shareholders' equity	**13.81%**	15.08%	12.13%	13.51%	14.79%
Return on tangible average assets	**1.23**	1.23	1.01	1.12	1.23
Year-End Balances					
Total assets	**$5,051,092**	$4,792,856	$4,804,997	$4,589,287	$4,130,138
Investment securities	**1,021,091**	898,604	912,048	951,744	723,745
Loans and leases, net of unearned income	**3,519,498**	3,433,610	3,469,661	3,248,818	3,072,685
Deposits	**3,484,331**	3,249,013	3,180,520	3,216,879	3,041,466
Total borrowings	**1,016,845**	1,030,812	1,157,025	915,676	652,926
Stockholders' equity	**493,536**	453,437	415,022	412,587	382,772
Selected Share Data*					
Common shares outstanding (period end)	**39,344**	39,221	39,382	39,262	39,275
Average common shares outstanding—Basic	**39,263**	39,262	39,320	39,228	38,656
Diluted	**39,593**	39,365	39,497	39,548	38,911
At December 31:					
Book value per share	**$ 12.54**	$ 11.56	$ 10.54	$ 10.51	$ 9.75
Market price per common share	**20.85**	16.50	15.88	20.47	25.50
Common stockholders	**6,340**	6,543	6,720	6,662	6,238

** Amounts adjusted for the three-for-two stock splits in July 1997 and 1998.*

SUMMARY OF QUARTERLY FINANCIAL DATA

The unaudited quarterly results of operations for the years ended December 31, 2001 and 2000, are as follows:

Dollars in thousands, except per share	2001				2000			
Quarter Ended	**Dec 31**	**Sep 30**	**Jun 30**	**Mar 31**	Dec 31	Sep 30	Jun 30	Mar 31
Interest income	**$83,386**	**$86,683**	**$84,833**	**$86,393**	$89,360	$89,263	$88,050	$86,743
Interest expense	**38,517**	**42,756**	**42,296**	**45,482**	48,290	47,846	46,406	45,922
Net interest income	**44,869**	**43,927**	**42,537**	**40,911**	41,070	41,417	41,644	40,821
Provision for loan and lease losses	**1,891**	**1,740**	**1,833**	**1,846**	1,453	766	643	864
Net interest income after provision for loan and lease losses	**42,978**	**42,187**	**40,704**	**39,065**	39,617	40,651	41,001	39,957
Other income	**21,660**	**20,796**	**21,191**	**20,519**	19,399	19,072	18,476	17,063
Other expenses	**43,215**	**42,054**	**41,287**	**41,207**	39,141	39,159	39,693	37,588
Income before income taxes	**21,423**	**20,929**	**20,608**	**18,377**	19,875	20,564	19,784	19,432
Applicable income taxes	**6,748**	**6,592**	**6,400**	**5,881**	6,161	6,375	6,133	6,024
Net income	**$14,675**	**$14,337**	**$14,208**	**$12,496**	$ 13,714	$ 14,189	$ 13,651	$13,408
Earnings per common share: Basic	**$ 0.37**	**$ 0.36**	**$ 0.36**	**$ 0.32**	$ 0.35	$ 0.36	$ 0.35	$ 0.34
Diluted	**0.37**	**0.36**	**0.36**	**0.32**	0.35	0.36	0.35	0.34

Market for Susquehanna Bancshares, Inc., Capital Stock

Since November 5, 1985, Susquehanna common stock has been listed for quotation on the National Association of Securities Dealers National Market System. Set forth below are the high and low sales prices of Susquehanna's common stock as reported on the Nasdaq National Market System for the years 2001 and 2000.

	2001		2000	
	Market Price	**Quarterly Dividend**	Market Price	Quarterly Dividend
First Quarter	**$18.88–$15.00**	**$0.19**	$15.88–$11.25	$0.17
Second Quarter	**$20.81–$16.25**	**$0.19**	$15.00–$12.38	$0.17
Third Quarter	**$22.83–$18.15**	**$0.19**	$15.44–$12.00	$0.17
Fourth Quarter	**$22.24–$19.95**	**$0.20**	$17.98–$12.88	$0.19

OUR VISION

To be a high-performing financial holding company built upon the best qualities and strengths of local decision making supported by centralized best practices, utilizing technology that achieves superior customer service delivery.

To achieve our Vision through our employees by providing a work environment that fosters honesty, integrity, civility, and respect for each other. Where open communication is regularly practiced throughout our organization. Where hard work is fun and personally rewarding. Where every person feels part of the team and is valued for their unique attributes.

We are committed to giving our employees and customers an exceptional experience with Susquehanna Bancshares in every way, every day.

Susquehanna Bancshares, Inc.
26 North Cedar Street
Lititz, PA 17543
(717) 626-4721 Telephone
(717) 626-1874 Fax
www.susqbanc.com
SUSQ: NASDAQ National Market Symbol